UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 2011

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. El Golf 40, Piso 4

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐     No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
	By:	/s/ Andrés Wainer
Name: Andrés Wainer
Title: Chief Financial Officer

Santiago, April 29th 2011

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Financial Statements

For the years ended December 31, 2010 and 2009

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Financial Statements

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.3)

Report of Independent Auditors

Review of Financial Statements

To the

Directors and Shareholders of

Embotelladora Andina S.A. and Subsidiaries

We have audited the consolidated statements of financial position of Embotelladora Andina S.A. and subsidiaries as at December 31, 2010 and 2009, as well as the consolidated statements of opening financial position as at January 1, 2009 and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years ended as at December 31, 2010 and 2009.

These financial statements (and their accompanying notes) are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above represent fairly, in all material respects, the financial position of Embotelladora Andina S.A. and subsidiaries as at December 31, 2010 and 2009 and as at January 1, 2009, the results of its transactions and its cash flows for the year ended December 31, 2010 and 2009 according to International Financial Reporting Standards.

Víctor Zamora Q.	Ernst & Young Ltda.

Santiago, January 25, 2011

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position at December 31,

2010, at December 31, 2009 and at January 1, 2009

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.3)

	NOTE	12/31/2010	12/31/2009	01/01/2009
		ThCh$	ThCh$	ThCh$
ASSETS

Current Assets:
Cash and cash equivalents	5	96,219,208	112,445,009	129,218,871
Other financial assets	6	958,606	22,691,323	—
Other non-financial assets	7.1	10,712,132	10,086,541	7,270,555
Trade and other accounts receivable, net	8	97,254,597	78,558,590	74,029,537
Accounts receivable from related companies	12.1	248,273	1,051,014	1,726,604
Inventory	9	49,939,194	40,908,937	35,443,903
Current tax assets / Tax accounts receivable	10.1	2,288,725	4,563,058	7,089,181
Total Current Assets		257,620,735	270,304,472	254,778,651

Non-Current Assets:
Other non-financial, non-current assets	7.2	21,507,754	20,454,935	17,628,504
Trade and other accounts receivable, net	8	7,804,481	5,817,177	8,542
Accounts receivable from related companies, net	12.1	8,847	37,869	34,719
Investments in Equity Investees accounted for using the equity method	14	50,754,168	34,731,218	32,822,541
Intangible assets, net	15.1	1,365,595	2,117,333	2,455,762
Goodwill	15.2	57,770,335	61,360,345	65,269,071
Property, plant and equipment, net	11	291,482,180	247,869,091	248,747,764
Deferred tax assets	10.4	6,891,609	6,252,523	6,382,129
Total Non-Current Assets		437,584,969	378,640,491	373,349,032
Total Assets		695,205,704	648,944,963	628,127,683

The accompanying notes 1 to 29 form an integral part of these financial statements,

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position at December 31, 2010,

at December 31, 2009 and at January 1, 2009

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.3)

	NOTE	12/31/2010	12/31/2009	01/01/2009
		ThCh$	ThCh$	ThCh$
LIABILITIES AND NET SHAREHOLDERS’ EQUITY

Current Liabilities:
Other financial liabilities	16	11,996,399	5,799,881	11,504,242
Trade and other accounts payable	17	105,282,335	82,302,124	79,549,68
Accounts payable to related companies	12.2	14,323,473	13,757,847	16,528,635
Provisions	18	60,748	38,879	43,440
Income tax payable	10.2	4,009,389	5,676,913	2,927,434
Other non-financial liabilities	19	31,879,967	30,234,814	31,532,517
Total Current Liabilities		167,552,311	137,810,458	142,085,949

Non-Current Liabilities:
Other non-current financial liabilities	16	70,449,459	73,149,674	80,247,530
Accounts payable to related companies	12.2	—	2,565,767	3,137,347
Provisions	18	4,267,619	4,457,107	2,887,777
Deferred tax liabilities	10.4	42,492,348	39,435,167	34,578,183
Post-employment benefit liabilities	13.2	7,256,590	8,401,791	8,034,813
Other non-current liabilities	19	8,322,781	9,567,264	10,861,802
Total Non-Current Liabilities		132,788,797	137,576,770	139,747,452

Net Shareholders’ Equity:	20
Issued capital		230,892,178	230,892,178	236,327,716
Cumulative losses		180,110,975	147,508,036	109,955,729
Other capital reserves		(16,146,887)	(4,851,620)	—
Net Shareholders’ Equity attributable to equity holders of the parent		394,856,266	373,548,594	346,283,445
Non-controlling interests		8,330	9,141	10,837
Total Shareholders’ Equity		394,864,596	373,557,735	346,294,282
Total Liabilities and Net Shareholders’ Equity		695,205,704	648,944,963	628,127,683

Notes 1 to 29 form an integral part of these financial statements,

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Income Statements by Function

for the years ended December 31, 2010 and 2009

(Translation of consolidated financial statements originally issued in Spanish — See Note 2,3)

	NOTE	01/01/2010 12/31/2010	01/01/2009 12/31/2009
		ThCh$	ThCh$
CONSOLIDATED INCOME STATEMENTS

Net sales		888,713,882	785,845,050
Cost of sales		(504,515,568)	(453,035,902)
Gross Profit		384,198,314	332,809,148
Other operating income	24	1,117,879	697,813
Distribution costs		(83,141,545)	(71,390,766)
Administrative expenses		(151,823,184)	(128,295,563)
Other expenses by function	25	(7,775,824)	(4,794,151)
Other income (expenses)	27	(484,641)	674,173
Finance income	26	3,376,138	3,951,779
Finance costs	26	(7,401,831)	(8,123,504)
Share in profit of Equity Investees accounted for using the equity method	14.2	2,314,935	1,603,898
Foreign exchange difference		(222,168)	(620,596)
Profit because of units of adjustment		(217,769)	639,672
Gains before taxes		139,940,304	127,151,903
Income tax expense	10.3	(36,340,240)	(29,166,425)
Net income for the fiscal year		103,600,064	97,985,478

Net income attributable
Net income attributable to equity holders of the parent	20	103,597,372	97,982,730
Net income attributable to non-controlling interests		2,692	2,748
Net income in the Fiscal Year		103,600,064	97,985,479

	Ch$	Ch$
Earnings per Share
Earnings per Series A Share	129.78	122.74
Earnings per Series B Share	142.75	135.01

Notes 1 to 29 form an integral part of these financial statements,

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

for the years ended December 31, 2010 and 2009

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.3)

		01/01/2010	01/01/2009
	NOTE	12/31/2010	12/31/2009
		ThCh$	ThCh$
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Net income for the fiscal year		103,600,064	97,985,478
Other comprehensive income and expenses debited or credited to net Shareholders’ Equity
Foreign exchange translation adjustment, before taxes	20	(11,883,798)	(14,745,854)
Tax benefit related to losses from foreign exchange rate differences from Other Comprehensive Income		585,028	4,454,252
Comprehensive Income for the Fiscal Year		92,301,294	87,693,876

Comprehensive Income Attributable to:

Controlling shareholders		92,302,105	87,695,572
Non-controlling interests		(811)	(1,696)
Total Comprehensive Income		92,301,294	87,693,876

Notes 1 to 29 form an integral part of these financial statements,

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows for the

Years ended December 31, 2010 and 2009

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.3)

		01/01/2010	01/01/2009
	NOTE	12/31/2010	12/31/2009
		ThCh$	ThCh$
Operating Activities
Types of cash flows provided by Operating Activities
Receipts from customers		1,197,298,500	1,070,940,290
Insurance policies´ indemnization		1,490,134	85,684
Types of cash flows used in Operating Activities
Supplier payments		(838,600,354)	(701,721,831)
Payroll		(81,670,428)	(64,228,027)
Other payments		—	—
Dividends classified as from operations		1,379,837	2,009,793
Interest payments classified as from operations		(5,876,763)	(11,616,256)
Interest received classified as from operations		2,406,821	5,704,250
Income tax payments		(14,598,638)	(26,492,827)
Cash Flows used in Other Operating Activities		(135,981,400)	(143,554,656)
Net Cash Flows provided by Operating Activities		125,847,709	131,126,420
Cash Flows provided by (used in) Investment Activities
Cash flows used to acquire non-controlling interests		(15,229,291)	(937,607)
Proceeds from sale of property, plant and equipment		590,074	435,013
Purchase of property, plant and equipment		(95,461,555)	(49,482,837)
Payments derived from forward agreements		(2,368,356)	(342,213)
Collections from forward agreements		5,336,646	1,039,841
Cash Flows provided by (used in) Other Investment Activities		24,930,644	(24,890,040)
Net Cash Flows used in Investment Activities		(82,201,838)	(74,177,843)
Cash Flows provided by (used in) Financing Activities
Short term loans obtained		30,023,277	18,075,837
Cash flows provided by loans		30,023,277	18,075,837
Loan payments		(23,328,736)	(22,159,302)
Dividend payments by the reporting entity		(66,524,747)	(62,348,379)
Payments to purchase other financial assets		(2,717,533)	(1,324,466)
Net Cash Flows used in Financing Activities		(62,547,739)	(67,756,310)
Decrease in Cash and cash equivalents, before effects of variations in Foreign Exchange Rates		(18,901,868)	(10,807,733)
Effects of Variations in Foreign Exchange Rates on Cash and cash equivalents		2,676,067	(5,966,129)
Net Decrease in Cash and cash equivalents		(16,225,801)	(16,773,862)
Cash and cash equivalents — beginning of year balance	5	112,445,009	129,218,871
Cash and cash equivalents - end of year balance	5	96,219,208	112,445,009

Notes 1 to 29 form an integral part of these financial statements,

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Statement of Changes in Shareholders’ Equity at December 31, 2010 and 2009

(Translation of consolidated financial statements originally issued in Spanish — See Note 2.3)

		Other reserves
	Issued capital	Translation reserves	Other reserves (various)	Total other reserves	Retained earnings	Controlling Shareholders’ Equity	Non- Controlling interests	Total Shareholders’ Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance at 01/01/2010	230,892,178	(10,287,158)	5,435,538	(4,851,620)	147,508,036	373,548,594	9,141	373,557,735
Changes in Shareholders’ Equity
Comprehensive Income
Net income	—	—	—		103,597,372	103,597,372	2,692	103,600,064
Other comprehensive income	—	(11,295,267)	—	(11,295,267)	—	(11,295,267)	(3,503)	(11,298,770)
Comprehensive Income	—	(11,295,267)	—	(11,295,267)	103,597,372	92,302,105	(811)	92,301,294
Dividends	—	—	—	—	(70,994,433)	(70,994,433)	—	(70,994,433)
Total changes in Shareholders’ Equity	—	(11,295,267)	—	(11,295,267)	32,602,939	21,307,672	(811)	21,306,861
Ending balance at 12/31/2010	230,892,178	(21,582,425)	5,435,538	(16,146,887)	180,110,975	394,856,266	8,330	394,864,596

		Other reserves
	Issued Capital	Translation reserves	Other reserves (various)	Total other reserves	Retained earnings	Controlling Shareholders’ Equity	Non- Controlling interest	Total Shareholders’ Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance at 01/01/2009	236,327,716	—	—	—	109,955,729	346,283,445	10,837	346,294,282
Changes in Shareholders’ Equity
Comprehensive Income
Net income	—	—	—	—	97,982,730	97,982,730	2,748	97,985,478
Other comprehensive income	—	(10,287,158)	—	(10,287,158)	—	(10,287,158)	(4,444)	(10,291,602)
Comprehensive Income	—	(10,287,158)	—	(10,287,158)	97,982,730	87,695,572	(1,696)	87,693,876
Dividends	—	—	—	—	(60,430,423)	(60,430,423)	—	(60,430,423)
Increase (decrease) due to transfers and other changes	(5,435,538)	—	5,435,538	5,435,538	—	—	—	—
Total changes in Shareholders’ Equity	(5,435,538)	(10,287,158)	5,435,538	(4,851,620)	37,552,307	27,265,149	(1,696)	27,263,453
Ending balance at 12/31/2009	230,892,178	(10,287,158)	5,435,538	(4,851,620)	147,508,036	373,548,594	9,141	373,557,735

Notes 1 to 29 form an integral part of these financial statements,

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements for the years ended

December 31, 2010, December 31, 2009, and January 1, 2009

(Translation of financial statements originally issued in Spanish — See Note 2.3)

NOTE 1 — CORPORATE INFORMATION

Embotelladora Andina S.A. is registered under No. 00124 of the Securities Registry and is regulated by the Chilean Superintendency of Securities and Insurance (SVS) pursuant to Law 18,046.

Embotelladora Andina S.A. (hereafter “Andina,” and together with its subsidiaries, the “Company”) engages mainly in the production and sale of Coca-Cola products and other Coca-Cola beverages. The Company has operations in Chile, Brazil and Argentina. In Chile, the areas in which it has distribution franchises are the cities of Santiago, San Antonio and Rancagua. In Brazil, it has distribution franchises in the states of Rio de Janeiro, Espírito Santo, Niteroi, Vitoria, and Nova Iguaçu. In Argentina, it has distribution franchises in the provinces of Mendoza, Córdoba, San Luis, Entre Ríos, Santa Fe, and Rosario. The Company holds a license from The Coca-Cola Company in its territories, Chile, Brazil, and Argentina. The license for those territories expires in 2012. All these licenses are issued at the discretion of The Coca-Cola Company. It is expected that they will be renewed upon expiration.

At December 31, 2010, the Freire Group and related companies controlled the company with 52.61% of the outstanding voting shares.

The main offices of Embotelladora Andina S.A. are located at Avenida El Golf 40, 4th floor, municipality of Las Condes, Santiago, Chile. Its taxpayer identification number is 91,144,000-8.

NOTE 2 — BASIS OF PREPARATION OF PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1                               Comparability of Information

The Company adopted International Financial Reporting Standards as of January, 2010 with a transition date of January 1, 2009, which is the date of conversion to International Financial Reporting Standards. As of the 2010 fiscal year, financial information is presented under IFRS in comparison to the 2010 fiscal year, including an explicit and unqualified statement of compliance with IFRS in an explanatory note to the financial statements.

2.2                               Years Covered

These Consolidated Financial Statements encompass the following years:

Consolidated Statements of Financial Position:  The years ended December 31, 2010, at December 31, 2009 and at January 1, 2009.

Consolidated Statements of Comprehensive Income by Function and Consolidated Statements of Cash Flows:  The years from January 1 to December 31, 2010 and 2009.

Statements of Changes in Shareholders’ Equity:  Balances and activity between January 1 and December 31, 2010 and 2009.

2.3                               Basis of Preparation

The Company’s Consolidated Financial Statements for the year ended December 31, 2010 were prepared according to International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (hereinafter “IASB”).

These financial statements comprise the consolidated financial position of Embotelladora Andina S.A. and its subsidiaries as of December 31, 2010 and 2009 and as of January 1, 2009 along with comprehensive income and changes in shareholders’ equity and cash flows for the years then ended, which were approved by the Board of Directors during session held on January 25, 2011.

These Consolidated Financial Statements have been prepared based on accounting records kept by the Parent Company and by other entities forming part thereof. Each entity prepares its financial statements following the accounting principles and standards applicable in each country, adjustments and reclassifications have been made, as necessary, in the consolidation process to align such principles and standards and then adapt them to IFRS.

For the convenience of the reader, these consolidated financial statements have been translated from Spanish to English.

2.4                               Basis of Consolidation

2.4.1                     Subsidiaries

The Consolidated Financial Statements include the Financial Statements of the Company and the companies it controls (its subsidiaries). The Company has control when it has the power to direct the financial and operating policies of a company so as to obtain benefits from its activities. They include assets and liabilities as of December 31, 2010, December 31, 2009 and January 1, 2009; and income and cash flows for the years ended December 31, 2010 and 2009. Income or losses from subsidiaries acquired or sold are included in the Consolidated Statement of Comprehensive Income from the effective date of acquisition through the effective date of sale, as applicable.

The acquisition method is used to account for the acquisition of subsidiaries. The acquisition cost is the fair value of assets, of equity securities and of liabilities incurred or assumed on the date of exchange, plus the cost directly attributable to the acquisition. Identifiable assets acquired and identifiable liabilities and contingencies assumed in a business combination are accounted for initially at their fair value as of the acquisition date. The excess acquisition cost above the fair value of the Group’s share in identifiable net assets acquired is recognized as goodwill. If the acquisition cost is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in income.

Intra-group transactions, balances and unrealized gains in intra-group transactions are eliminated. Unrealized losses are also eliminated. Whenever necessary, the accounting policies of subsidiaries are modified to assure uniformity with the policies adopted by the Group.

The value of non-controlling interest in equity and the results of the consolidated subsidiaries is presented in net Shareholders’ Equity; non-controlling interests, in the Consolidated Statement of Financial Position and in “Gain Attributable to non-controlling interests,” in the Consolidated Statement of Comprehensive Income.

The consolidated financial statements include all assets, liabilities, income, expenses, and cash flows of the company and its subsidiaries after eliminating intra-group balances and transactions.

The list of subsidiaries included in the consolidation is detailed as follows:

		Percentage Interest
		12/31/2010
Taxpayer ID	Name of the Company	Direct	Indirect	Total

59,144,140-K	Abisa Corp S.A.	—	99.99	99.99

96,842,970-1	Andina Bottling Investments S.A.	99.90	0.09	99.99

96,836,750-1	Andina Inversiones Societarias S.A.	99.99	—	99.99

96,972,760-9	Andina Bottling Investments Dos S.A.	99.90	0.09	99.99

Foreign	Embotelladora del Atlántico S.A.	—	99.98	99.98

Foreign	Rio de Janeiro Refrescos Ltda.	—	99.99	99.99

78,536,950-5	Servicios Multivending Ltda.	99.90	0.09	99.99

78,861,790-9	Transportes Andina Refrescos Ltda.	99.90	0.09	99.99

93,899,000-K	Vital S.A.	—	99.99	99.99

76,070,406-7	Embotelladora Andina Chile S.A.	99.90	0.09	99.99

2.4.2                     Investments in associates accounted for using the equity method

Associates are all entities over which the Group exercises a material influence but does not have control. Generally, it holds an interest of 20% to 50% in the voting rights of associates. Investments in associates are accounted for using the equity method and are initially recognized at cost.

The Group’s share in losses or gains subsequent to the acquisition of associates is recognized in income.

Unrealized gains in transactions between the Group and its associates are eliminated to the extent of the interest the Group holds in those associates. Unrealized losses are also eliminated unless there is evidence in the transaction of an impairment loss on the asset being transferred. Whenever necessary, the accounting policies of associates are adjusted to assure uniformity with the policies adopted by the Group.

2.5                               Financial reporting by operating segment

IFRS 8 requires that entities disclose information on the revenues of operating segments. In general, this is information that Management and the Board of Directors use internally to evaluate the profitability of segments and decide how to allocate resources to them. Therefore, the following operating segments have been determined by geographic location:

•                  Chile operation

•                  Brazil operation

•                  Argentina operation

2.6                               Foreign currency translation

2.6.1                     Functional currency and currency of presentation

The items included in the financial statements of each of the entities in the Group are valued using the currency of the main economic environment in which the entity does business (“functional currency”). The consolidated financial statements are presented in pesos, which is the Company’s functional currency and presentation currency.

2.6.2                   Balances and transactions

Foreign currency transactions are converted to the functional currency using the foreign exchange rate prevailing on the date of each transaction. Translation losses and gains in the settlement of these transactions and in the conversion of the foreign currency—denominated assets and liabilities at the closing foreign exchange rates are recognized in the comprehensive income account.

The foreign exchange rates and values prevailing at the close of each fiscal year were:

	Parities compared to the Chilean peso
Date	US$ dollar	Brazilian Real	Argentine Peso	Unidad de Fomento
31.12.2010	468.01	280.89	117.71	21,455.55
31.12.2009	507.10	291.24	133.45	20,942.88
01.01.2009	636.45	272.34	184.32	21,452.57

2.6.3                     Companies in the Group

The income statement and financial position of all companies in the Group (none of which uses the currency of a hyperinflationary economy) that use a functional currency other than the presentation currency are translated to the presentation currency in the following way:

(i)                        Assets and liabilities in each statement of financial position are translated at the closing foreign exchange rate at the reporting date;

(ii)                     Income and expenses of each income statement account are translated at the average foreign exchange rate; and

(iii)                  All resulting translation differences are recognized as other comprehensive income.

The Companies that use a functional currency different from the presentation currency of the parent company are:

Company	Functional Currency
Rio de Janeiro Refrescos Ltda.	Brazilian Real R$
Embotelladora del Atlántico S.A.	Argentine Peso A$

In the consolidation, the translation differences arising from the conversion of a net investment in foreign entities are recognized in other comprehensive income. On disposal of the investment, those translation differences are recognized in the income statement as part of the loss or gain on the disposal of the investment.

2.7                               Property, Plant, and Equipment

The assets included in property, plant and equipment are recognized at cost, less depreciation and cumulative impairment losses.

The cost of property, plant and equipment includes expenses directly attributable to the acquisition of items. The historical cost also includes revaluations and price-level restatement of opening balances at January 1, 2009, due to first-time exemptions in IFRS.

Subsequent costs are included in the value of the original asset or recognized as a separate asset only when it is likely that the future economic benefit associated with the elements of property, plant and equipment will flow to the Group and the cost of the element can be determined reliably. The value of the component that is substituted is derecognized. The remaining repairs and maintenance are charged to the income statement in the fiscal year in which they incurred.

Land is not depreciated. Other assets, net of residual value, are depreciated by distributing the cost of the different components on a straight line basis over the estimated useful life, which is the period during which the companies expect to use them.

The estimated years of useful life are:

Assets	Range of years
Buildings	30-50
Plant and Equipment	10-20
Fixed installations and accessories
Fixed installations	10-30
Other accessories	4-5
Motor vehicles	5-7
Other property, plant and equipment	3-8
Bottles	3-7

The residual value and useful lives of assets are revised and adjusted, if necessary, at each reporting date.

When the value of an asset is higher than its estimated recoverable amount, the value is reduced immediately to the recoverable amount.

Losses and gains on the disposal of property, plant, and equipment are calculated by comparing the disposal proceeds to the carrying amount, and are charged to the income statement.

2.8                               Intangible Assets

2.8.1                     Goodwill

The Goodwill represents the excess of the acquisition cost over the fair value of the Group’s share in identifiable net assets of the subsidiary on the acquisition date. The goodwill recognized separately is tested annually for impairment and is carried at cost, less accumulated impairment losses.

Gains and losses on the sale of an entity include the carrying amount of the goodwill related to that entity.

The goodwill is allocated to cash-generating units (CGU) in order to test for impairment losses. The allocation is made to CGUs that are expected to benefit from the business combination that generated the goodwill.

2.8.2                     Water rights

Water rights that have been paid for are included in the group of intangible assets, carried at acquisition cost. They are not amortized since they have no expiration date, but are annually tested for impairment.

2.9                               Impairment Losses

Assets that have an indefinite useful life, such as land, are not amortized and are tested annually for impairment. Amortizable assets are tested for impairment whenever there is an event or change in circumstances indicating that the carrying amount might not be recoverable. An excess carrying value of the asset above its recoverable amount is recognized as an impairment loss. The recoverable amount is the higher of an assets fair value less costs to sell and its value in use.

In order to evaluate impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows (cash generating units). Non-financial assets other than goodwill that have suffered an impairment loss are reviewed at each reporting date to determine whether there were any reversals of the loss.

2.10                        Financial Assets

The Company classifies its financial assets into the following categories:  financial assets at fair value through profit or loss, loans and accounts receivable, and assets available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at the time of initial recognition.

2.10.1              Financial Assets at Fair Value through Profit or Loss

Financial assets at fair value through profit or loss are financial assets available for sale. A financial asset is classified in this category if it is acquired mainly for the purpose of being sold in the short term. Assets in this category are classified as current assets.

Losses or gains from changes in fair value of financial assets at fair value through profit and loss are recognized in the income statement under finance income or expenses during the year in which they occur.

2.10.2              Loans and Accounts Receivable

Loans and accounts receivable are not quoted on an active market. They are recorded in current assets, unless they expire in more than 12 months from the reporting date, in which case they are classified as non-current assets. Loans and accounts receivable are included in trade and other accounts receivable in the statement of financial position.

2.10.3              Financial Assets held to maturity

Financial assets held to maturity are financial assets that the Group’s management has the positive intention and ability to hold until their maturity. If the Group sells a material amount of the financial assets held to maturity, the entire category will be reclassified as available for sale. These available-for-sale financial assets are included in non-current assets unless they expire in less than 12 months from the reporting date, in which case they are classified as current assets.

Profits from recognizing amortized cost of the financial assets held to maturity are recognized in the income statement under finance income during the year in which they occur.

2.11                        Derivatives and hedging

The derivatives held by the Company correspond to transactions hedged against foreign exchange rate risk and the price of raw materials and thus materially offset the risks that are hedged.

The derivatives are accounted for at fair value. If positive, they are recorded under “hedge assets”. If negative, they are recorded under “hedge liabilities.”

Changes in the fair value of these derivatives are taken directly to the income statement, unless they have been designated as a hedging instrument and meet the conditions specified in IFRS to use hedge accounting.

The Company’s hedge agreements do not qualify as hedges pursuant to IFRS requirements.  Therefore, the changes in fair value are immediately recognized in the income statement under “other profits /(losses)-net”.

The Company does not use hedge accounting for its foreign investments.

The Company is also evaluating the derivatives implicit in financial contracts and instruments to determine whether their characteristics and risks are closely related to the master agreement, as stipulated by IAS 32 and 39.

2.12                        Inventory

Inventories are valued at the lower of cost and net realizable value. Cost is determined by using the weighted average cost method. The cost of finished products and of work in progress includes raw materials, direct labor, other direct costs and manufacturing overhead (based on a normal operating capacity) to bring the goods to marketable condition, but it excludes interest expense. The net realizable value is the estimated selling price in the ordinary course of business, less any variable cost of sale.

Estimates are also made for obsolescence of raw materials and finished products based on turnover and ageing of the items involved.

2.13                        Trade and other accounts receivable

Trade accounts receivable are recognized initially at their nominal value, given the short term in which they are recovered, less any impairment loss. A provision is made for impairment losses on trade accounts receivable when there is objective evidence that the Company will be incapable of collecting all sums owed according to the original terms of the receivable, based either on individual analyses or on global aging analyses. The carrying amount of the asset is reduced as the provision is used and the loss is recognized in marketing costs in the income statement.

2.14                        Cash and cash equivalents

Cash and cash equivalents include cash on hand, time deposits in banks and other short-term, highly liquid investments.

2.15                        Bank and Debt Security Debt

Bank funding such as debt securities issued are initially recognized at fair value, net transaction costs. Liabilities with third parties are later valued at amortized cost. Any difference between the funding obtained (net of the costs required to obtain it) and the reimbursement amount is recognized in the income statement during the term of the debt using the effective interest rate method.

2.16                        Income tax and deferred taxes

The Company and its subsidiaries in Chile account for income tax according to the net taxable income calculated by the rules in the Income Tax Law. Its subsidiaries abroad do so according to the rules of the respective countries.

Deferred taxes are calculated using the liability method on the temporary differences between the tax basis of assets and liabilities and their carrying amounts in the annual consolidated accounts. However, deferred taxes are not recognized when they arise from the initial recognition of a liability or asset in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be offset.

Deferred taxes for temporary differences deriving from investments in subsidiaries and associates are recognized except when the Company can control the timing when the temporary differences will be reversed and it is likely that they will not be reversed in the foreseeable future.

2.17                        Employee benefits

The Company has established a provision to cover employee indemnities that will be paid to its employees according to the individual and collective contracts in place. This provision is accounted for at the actuarial value in accordance with IAS 19. The positive or negative effect on indemnities because of changes in estimates (turnover, mortality, retirement, and other rates) is recorded directly in income.

The Company also has an executive retention plan. It is accounted for as a liability according to the directives of this plan. This plan grants certain executives the right to receive a fixed cash payment on a pre-set date once they have completed the required years of employment.

The Company and its subsidiaries have made a provision for the cost of vacation and other employee benefits on an accrual basis. This liability is recorded under accrued liabilities.

2.18                        Provisions

Provisions for litigation are recognized when the company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated.

When there are several similar obligations, the probability that an outflow of resources will be required for settlement is determined considering the class of obligations as a whole. A provision is recognized even if the probability of an outflow of resources for any item included in the same class of obligations may be remote.

2.19           Bottle deposits

This is a liability comprised of cash collateral received from customers for bottles made available to them.

This liability represents the value of the deposit that must be returned if the client or the distributor returns the bottles and cases to us in good condition, along with the original invoice. Estimation of this liability is based on an inventory of bottles given as a loan to clients and distributors, the estimated amount of bottles in circulation and a historical average weighted value per bottle or case. In addition, since the amount of bottles and cases has normally increased throughout time, this liability is recorded as non-current.

This liability is recorded under other non-current liabilities, considering that historically, more bottles are placed on the market in a year of operation than are returned by customers in the same year.

2.20           Revenue Recognition

Revenue is measured at fair value of the consideration received or receivable for the sale of goods in the ordinary course of the Company’s business. Revenue is presented net of value-added tax, returns, rebates, and discounts and net of sales between the companies that are consolidated.

The Company recognizes revenue when the amount of revenue can be reliably measured and it is probable that the future economic benefits will flow to the Company.

2.21           Dividend payments

Dividend payments to the Company’s shareholders are recognized as a liability in the consolidated financial statements of the Company, based on the obligatory 30% minimum in accordance with the Corporations Law.

2.22           Critical accounting estimates and judgments

The Company makes estimates and judgments about the future. The resulting accounting estimates will, by definition, rarely match the real outcome. The estimates and judgments that might have a material impact on future financial statements are explained below.

2.22.1       Estimated impairment loss on goodwill

The Group test annually whether goodwill has undergone any impairment. The recoverable amounts of cash generating units have been determined on the basis of value in use calculations. The key variables that management must calculate include the sales volume, prices, marketing expense, and other economic factors. Estimating these variables requires considerable judgment by the management, as those variables imply inherent uncertainties. However, the assumptions used are consistent with our internal planning. Therefore, the management evaluates and updates estimates from time to time according to the conditions affecting these variables. If these assets are deemed to have become impaired, the estimated fair value will be written off, as applicable. Should these assets deteriorate, they will be written off to the estimated fair value or future recoverable value, in accordance with discounted cash flows.  Free cash flows in Brazil and Argentina were discounted at a rate of 15% and generated a higher value than the respective assets, including the surplus value of the Brazilian and Argentine subsidiaries.

2.22.2       Provision for Doubtful Receivables

We evaluate the possibility of collecting trade accounts receivable using several factors. When we become aware of a specific inability of a customer to fulfill its financial commitments to us, a specific provision for doubtful accounts is estimated and recorded, which reduces the recognized receivable to the amount that we estimate will ultimately be collected. In addition to specifically identifying potential uncollectible customer accounts, debits for doubtful accounts are accounted for based on the recent history of prior losses and a general assessment of our trade accounts receivable, both outstanding and past due, among other factors. The balance of our trade accounts receivable was ThCh$105,059,078 at December 31, 2010, net of an allowance for doubtful accounts provision of ThCh$1,225,556. Historically, doubtful accounts have represented an average of less than 1% of consolidated net sales.

2.22.3       Property, Plant, and Equipment

Property, plant, and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful life of those assets. Changes in circumstances, such as technological advances, changes to our business model, or changes in our capital strategy might modify the effective useful life as compared to our estimates. Whenever we determine that the useful life of property, plant and equipment might be shortened, we depreciate the excess between the net book value and the estimated recoverable amount according to the revised remaining useful life. Factors such as changes in the planned use of manufacturing equipment, dispensers, and transportation equipment or computer software could make the useful lives of assets shorter. We review the impairment of long-lived assets each time events or changes in circumstances indicate that the book value of any of those assets might not be recovered. The estimate of future cash flows is based, among other things, on certain assumptions about the expected operating profits in the future. Our estimates of non-discounted cash flows may differ from real cash flows because of, among other reasons, technological changes, economic conditions, changes in the business model, or changes in the operating profit. If the sum of non-discounted cash flows that have been projected (excluding interest) is less than the carrying value of the asset, the asset will be written down to its estimated fair value.

2.22.4       Liabilities for bottle and case collateral

The Company records a liability represented by deposits received in exchange for bottles and cases provided to our customers and distributors. This liability represents the amount of the deposit that must be returned if the client or distributor returns the bottles and cases in good condition, together with the original invoice. This liability is estimated on the basis of an inventory of bottles given as a loan to customers and distributors, estimates of bottles in circulation and a weighted average historical cost per bottle or case. Moreover, since the number of bottles and cases has generally increased over time, the liability is presented as long term. Management must make several assumptions in relation to this liability in order to estimate the number of bottles in circulation, the amount of the deposit that must be reimbursed and the synchronization of disbursements.

2.23           New IFRS and Interpretations of the IFRS Interpretation Committee

The following IFRS standards and interpretations of the IFRIC have been issued:

New Standards	Mandatory effective date
IFRS 7 Financial instruments: Disclosure and transfer of financial assets	July 1, 2011
IFRS 9 Financial instruments: Classification and measurement	January 1, 2013

Improvements and amendments	Mandatory effective date
IAS 12 Deferred taxes: Recovery of underlying assets	January 1, 2012
IAS 24 Related party disclosures	January 1, 2011
Amendment IFRIC 14 Minimum financing prepayment requirements	January 1, 2011
IFRS improvements May 2010: Series of Amendments to seven International Financial Reporting Standards	January 1, 2011

The Management of the Company and its subsidiaries believe that adopting the standards, amendments, and interpretations indicated above will have no material impact on the Consolidated Financial Statements of Embotelladora Andina S.A. in the year of initial application.

NOTE 3 — FIRST-TIME ADOPTION OF IFRS

Embotelladora Andina S.A. and Subsidiaries have implemented IFRS starting January 1, 2010 and present financial statements according to IFRS with comparatives for 2009.

The transition date for Embotelladora Andina and Subsidiaries is January 1, 2009.

These Financial Statements have been prepared according to IFRS issued until this date and under the premise that such standards will be the same applicable in adopting IFRS as of the 2010 fiscal year, comparatively to the 2009 fiscal year.

Sections 3.1, 3.2 and 3.3 present the reconciliations required by IFRS N°1 between the beginning and closing balances of the year ending December 31, 2009 and the year ended December 31, 2009; and the beginning balances as of January 1, 2009, after applying these standards.

The exemptions in IFRS 1 that the Company decided to apply in its IFRS adoption are:

i)         Business combinations:

The Company did not retroactively restate business combinations that took place prior to January 1, 2009.

ii)        Fair value or revaluation as deemed cost.

The Company considered the valuation of certain items in property, plant, and equipment as the fair value to be used as the deemed cost on the transition date. Those assets comprise virtually all of the land of our operations in Chile, Argentina and Brazil and selected real estate, machinery and equipment, the values of which, in local currency, were significantly different from the fair values determined by valuation.

The group of assets of Chilean Companies for which the fair value was not assigned as deemed cost was valued at historical cost, plus a legal price-level restatement to represent the deemed cost on the transition date.

iii)     Cumulative actuarial gains and losses for post-employment benefits:

The effects of applying actuarial calculations to post-employment benefits were recognized directly in accrued income as of January 1, 2009.

iv)      Translation reserves:

The Company considered all cumulative translation reserves at the transition date to be nil or zero.

Below is a detailed description of the main differences between Generally Accepted Accounting Principles in Chile (Chile GAAP) and International Financial Reporting Standards (IFRS) applied by the Company, and of the impact on Shareholders’ Equity at December 31, 2009, and January 1, 2009 and on the net income at December 31, 2009:

3.1             Reconciliation of Net Shareholders’ Equity from generally accepted accounting principles in Chile to International Financial Reporting Standards at January 1, December 31, and December 31, 2009:

		12/31/2009	01/01/2009
		ThCh$	ThCh$

Shareholders’ Equity according to Chilean GAAP		336,578,506	346,248,602
Adjustments to IFRS
Property, plant and equipment, revaluation and change in functional currency	3.4.1	42,893,951	28,469,859
Change in functional currency and suspension of goodwill amortization	3.4.2	15,085,550	—
Post-employment benefits	3.4.4	1,554,045	1,114,217
Reversal of price-level restatement	3.4.6	2,520,859	—
Hedging instruments	3.4.7	(2,079,511)	173,211
Deferred taxes	3.4.9	(17,205,160)	(20,324,257)
Investments in associates	3.4.8	3,591,820	1,400,227
Non-controlling interests		9,141	10,837
Other		(51,493)	481,399
Subtotal		382,897,708	357,574,095
Minimum dividend	3.4.10	(9,339,973)	(11,279,813)
Net Shareholders’ Equity according to IFRS		373,557,735	346,294,282

3,2             Reconciliation of the year’s income from Chile GAAP to IFRS at December 31, and December 31, 2009:

		12/31/2009
		ThCh$

Income according to Chilean GAAP		86,918,333
Adjustments to IFRS
Depreciation	3.4.1	(4,276,931)
Goodwill amortization	3.4.2	6,094,120
Intercompany account considered investment in subsidiary	3.4.3	13,804,730
Post-employment benefits	3.4.4	439,828
Reversal of translation adjustment according to Chilean standard	3.4.5	(4,977,864)
Translation of income at average foreign exchange rate	3.4.5	2,412,869
Reversal of price-level restatement	3.4.6	(1,240,956)
Hedging instruments	3.4.7	(2,252,722)
Deferred taxes	3.4.8	1,476,431
Investments in associates	3.4.9	(382,625)
Non-controlling interests		2,748
Other		(32,483)
Statement of Income according to IFRS		97,985,478

3.3             Reconciliation of Net Cash Flows and Cash Equivalents from Chilean GAAP to IFRS at December 31, 2009:

	Provided by (Used in)
Description	Operating Activities at 12/31/2009	Investment Activities at 12/31/2009	Financing Activities at 12/31/2009
	ThCh$	ThCh$	ThCh$
Cash flows in accordance with previous standards	122,051,640	(72,136,450)	(67,531,694)
Exchange rate effects due to IFRS implementation	9,074,780	(2,041,393)	(224,616)
Cash flows in accordance with IFRS	131,126,420	(74,177,843)	(67,756,310)

Description	Net Cash Flows at 12/31/2009	Inflationary effects at 12/31/2009	Beginning balance at 12/31/2009
	ThCh$	ThCh$	ThCh$
Cash flows in accordance with previous standards	(17,616,504)	3,814,675	126,246,838
Exchange rate effects due to IFRS implementation	6,808,771	(9,780,804)	2,972,033
Cash flows in accordance with IFRS	(10,807,733)	(5,966,129)	129,218,871

3.4             Explanation of main differences between Chilean GAAP and IFRS

3.4.1          Property, plant and equipment

The Company revalued property, plant, and equipment in order to consider their fair value as deemed cost on the transition date. Those assets comprise virtually all of the land of our operations in Chile, Argentina and Brazil and selected real estate, machinery and equipment whose value in local currency was significantly different from the fair values determined in valuations.

The group of assets of Chilean Companies for which the fair value was not used as the deemed cost was valued at historical cost, plus legal price-level restatement, as the deemed cost on the transition date.

Moreover, according to Chilean GAAP, property, plant and equipment of operations in Brazil and Argentina were controlled in U.S. Dollars while according to IFRS, those same assets are now controlled in the functional currency of each of the countries of origin.

According to the changes in the initial balances for property, plant and equipment described above, there was a greater charge against income that is presented in the reconciliation of income between Chilean GAAP and IFRS.

The amount shown in property, plant and equipment totaled, on a consolidated basis, ThCh$223,676,043 at December 31, 2008 according to Chilean GAAP.

3.4.2          Goodwill

The equity adjustment originates in the change in functional currency between Chilean GAAP and IFRS. According to Chilean GAAP, goodwill on the operations in Argentina and Brazil was controlled in dollars while under IFRS, it is controlled directly in the functional currency of each country.

The effects on income presented in the reconciliation between Chilean GAAP and IFRS come from suspending the straight-line amortization that had been performed through December 31, 2009. Under IFRS, those amounts are not amortizable and the value is reduced only provided the impairment test shows a recoverable amount that is less than the carrying value.

3.4.3          Intercompany account treated as investment in subsidiary

Within its corporate structure, the Company has intercompany accounts receivable in U.S. dollars from its subsidiaries abroad. According to Chilean GAAP, the foreign exchange rate differences originating in the Chilean Companies resulting from these accounts receivable were accounted for directly in income, while the foreign subsidiaries recognized this effect and the rest of the items controlled in U.S. dollars as a translation effect in the income statement. Under IFRS, those U.S. dollar accounts receivable and accounts payable have been assigned as part of the foreign investment, therefore any difference between the U.S. dollar and the functional currency of each of the entities is accounted for under other comprehensive income.

3.4.4          Post-employment benefits

Under IFRS, the employee severance indemnity based on individual or collective employment contracts creates a liability that must be determined by the actuarial value of the accrued cost of the benefit. This means making estimates of variables such as future permanence, the interest rate at which benefits are discounted, mortality rate, employee turnover rate and future salary increases, among others. According to Chilean GAAP, this same obligation was recognized at the actual value according to the benefit accrued cost and a year of capitalization that considered the expected time of employment of employees on the date of their retirement. The difference derived from applying actuarial calculations to the employee severance benefits is shown in the reconciliation of shareholders’ equity and income statement between Chilean GAAP and IFRS.

3.4.5          Foreign currency translation effects

Under Chilean GAAP, according to Bulletin 64 of the Chilean Accountants Association, the non-monetary assets and liabilities of foreign companies were controlled in historic dollars and results were translated from local currency to the control currency (U.S. dollar).  Subsequently the figures in the control currency were translated to Chilean pesos at the closing foreign exchange rate.

According to IFRS, non-monetary asset and liability accounts are controlled in the functional currency of each reporting entity and income accounts are translated at the functional currency of the parent company at the average foreign exchange rate for each transaction.

In the reconciliation of results between Chilean GAAP and IFRS, the foreign currency translation effects recognized under Chilean standards have been reversed and the income that results from the foreign currency translation to IFRS has been recognized.

3.4.6          Price-level restatement

Accounting principles in Chile require that the financial statements be adjusted to reflect the effect exerted by variations in of the purchasing power of the Chilean peso on the financial position and operating income of the reporting entities. This method was based on a model that required calculating the profit or loss from net inflation attributed to monetary assets and liabilities exposed to variations in the purchasing power of the local currency. The historical cost of non-monetary assets and liabilities, shareholders’ equity accounts and income accounts are restated to reflect variations in the CPI from the date of acquisition to the close of the fiscal year.

The gain or loss in the purchasing power, included in net income or losses, reflected the effects of inflation on monetary assets and liabilities held by the Company.

IFRS does not require indexing by inflation in countries, like Chile, that are not hyperinflationary. So, the income statement and statement of financial position accounts are not adjusted for inflation, and variations are nominal. The reconciliation of shareholders’ equity and income between Chilean GAAP and IFRS shows the effects of eliminating price-level restatement recorded during 2009.

3.4.7       Hedging instruments

The Company holds hedging agreements to hedge foreign exchange rates, prices of raw materials and adjustment indicators. Under Chilean GAAP, pursuant to Technical Bulletin 57, theses were appraised according to variations in their fair value. The effects on income in those items defined as expected hedging transactions of items are deferred until settlement. However, under IFRS, these agreements have not demonstrated effective hedging, so the effects on variations in their fair value are charged directly to income at each year end.

3.4.8       Deferred taxes

Differences from deferred taxes correspond to deferred taxes recognized according to the new treatment of each of the financial items according to IFRS as well as the reversal of the complementary deferred tax accounts in effect under Chilean GAAP at December 31, 2008.

3.4.9          Investment in Associates

This corresponds to the effects of IFRS adoption by companies in which the parent company holds investments accounted for using the equity method.

3.4.10       Minimum dividend

Chilean Company Law requires companies to pay a cash dividend of at least 30% of net profits, unless otherwise decided by shareholders.  Since paying a dividend on net profits in each year is a requirement, under IFRS, the dividend liability pursuant to Chilean law must be recorded on an accrual basis.  This liability did not exist under Chilean GAAP.

NOTE 4 — REPORTING BY SEGMENT

The company provides information by segments according to IFRS 8 “Operating Segments.”,that establishes standards for reporting by operating segment and related disclosures for products, services, and geographic areas.

The company’s Board of Directors and Management measures and evaluates performance of segments according to the operating income of each of the countries where there are franchises.

The operating segments are disclosed coherently with the presentation of internal reports to the senior officer in charge of operating decisions. That officer has been identified as the Company Board of Directors, which makes strategic decisions.

The segments defined by the Company for strategic decision-making are geographic. Therefore, the reporting segments correspond to:

•      Chilean operations

•      Brazilian operations

•      Argentine operations

The three operating segments conduct their business through the production and sale of soft drinks, other beverages, and packaging.

The total income by segment includes sales to unrelated customers, as indicated in the Company’s consolidated statement of income, as well as inter-segment sales.

A summary of the operations by segment of the Company is detailed as follows, according to IFRS:

For the year ended December 31, 2010	Chile Operation	Argentina Operation	Brazil Operation	Eliminations	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Operating income from external customers, total	295,658,591	185,273,657	407,781,634	—	888,713,882
Interest income, total for segments	1,176,029	253,667	1,946,442	—	3,376,138
Interest expense, total for segments	(5,256,730)	(1,069,665)	(1,075,436)	—	(7,401,831)
Interest income, net, total for segments	(4,080,701)	(815,998)	871,006	—	(4,025,693)

Depreciation and amortization, total for segments	(15,958,801)	(7,204,876)	(13,850,832)	—	(37,014,509)
Sums of significant income items, total	868,878	81,927	2,539,815	—	3,490,620
Sums of significant expense items, total	(236,598,062)	(164,453,198)	(346,512,976)	—	(747,564,236)
Gain (loss) of the segment reported, total	39,889,905	12,881,512	50,828,647	—	103,600,064

Share of the entity in income of associates accounted for using the equity method, total	519,441	—	1,795,494	—	2,314,935
Income tax expense (income), total	(7,632,006)	(6,963,258)	(21,744,976)	—	(36,340,240)

Segment assets, total	324,947,619	84,478,546	285,779,539	—	695,205,704
Carrying amount in associates and joint ventures accounted for using the equity method, total	25,772,670	—	24,981,498	—	50,754,168
Disbursements of non-monetary assets of the segment, total for segments	49,487,257	9,867,356	50,836,233	—	110,690,846

Liabilities of the segments, total	127,917,724	44,719,133	127,704,251	—	300,341,108

For the fiscal year ending December 31, 2009	Chile Operation	Argentina Operation	Brazil Operation	Eliminations	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Operating income from external customers, total	273,098,100	173,200,576	339,546,374	—	785,845,050
Operating income between segments, total	—	1,237,173	—	(1,237,173)	—
Finance income, total for segments	2,957,370	60,876	933,533	—	3,951,779
Finance expense, total for segments	(5,423,157)	(684,661)	(2,015,686)	—	(8,123,504)
Finance income, net, total for segments	(2,465,787)	(623,785)	(1,082,153)	—	(4,171,725)
Depreciation and amortization, total for segments	(16,629,416)	(8,126,684)	(12,050,568)	—	(36,806,668)
Sums of significant income items, total	1,235,517	121,055	3,953,014	—	5,309,586
Sums of significant expense items, total	(215,071,827)	(152,654,007)	(285,702,104)	1,237,173	(652,190,765)
Gain (loss) of the segment reported, total	40,166,587	13,154,328	44,664,563	—	97,985,478

Share of the entity in income of associates accounted for by the equity method, total	366,146	—	1,237,752	—	1,603,898
Income tax expense (income), total	(4,859,074)	(7,299,694)	(17,007,657)	—	(29,166,425)

Segment assets, total	322,224,369	81,920,589	244,800,005	—	648,944,963

Carrying amount in associates and joint ventures accounted for using the equity method, total	26,149,730	—	8,581,488	—	34,731,218
Disbursements of non-monetary assets of the segment, total for segments	23,654,231	7,656,260	19,109,953	—	50,420,444

Liabilities of the segments, total	122,020,055	38,263,173	115,104,000	—	275,387,228

NOTE 5 — CASH AND CASH EQUIVALENTS

Cash and cash equivalents are detailed as follows as of December 31, 2010, December 31, 2009 and January 1, 2009:

Description	12/31/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$
By item
Deposits	76,351,123	73,686,670	81,721,480
Bank Balances	13,267,099	20,162,614	19,864,906
Mutual Fund Investments	5,561,034	18,541,091	26,281,105
Cash	1,039,952	54,634	1,351,380
Cash and cash equivalents	96,219,208	112,445,009	129,218,871

	ThCh$	ThCh$	ThCh$
By currency
Dollar	3,308,523	6,321,415	25,546,100
Argentine Peso	1,705,533	602,067	2,366,465
Chilean Peso	73,602,633	82,792,844	93,910,652
Real	17,602,519	22,728,683	7,395,654
Cash and cash equivalents	96,219,208	112,445,009	129,218,871

5,1             Time Deposits

Time deposits defined as Cash and cash equivalents are detailed as follows at December 31, 2010, December 31, 2009 and January 1, 2009:

				Annual	Balance at
Placement	Entity	Currency	Principal	Rate	12/31/2010
			ThCh$	%	ThCh$

17-Dec-2009	Banco Santander	Chilean peso	7,000,000	3.720%	7,004,005
13-Jan-2010	Banco de Chile	UF	4,410,633	1.70%	4,602,188
13-Jan-2010	Banco Estado	UF	4,410,633	1.65%	4,599,975
23-Apr-2010	Banco BBVA	UF	12,114,877	0.00%	12,362,024
03-May-2010	Banco BCI	UF	11,914,000	0.00%	12,153,007
14-Jun-2010	Banco Itaú	UF	4,770,768	0.40%	4,848,825
01-Jul-2010	Banco Itaú	UF	2,713,000	0.70%	2,754,825
03-Aug-2010	Banco Itaú	UF	1,000,000	0.52%	1,012,928
28-Oct-2010	Banco Itaú	UF	4,000,000	2.86%	4,033,440
28-Oct-2010	Banco de Chile	UF	4,000,000	2.45%	4,030,516
12-Apr-2010	Banco BBVA	Chilean peso	6,644,069	2,40%	6,760,563
02-Dec-2010	Banco BBVA	Euros	354,271	0.21%	345,623
13-Dec-2010	Banco BBVA	Argentine peso	14,392	10.00%	14,192
29-Mar-2010	Banco Votorantim	Real	31,383	8.82%	33,230
30-Sep-2010	Banco Itaú	Real	2,846,938	8.83%	2,859,355
23-Nov-2010	Banco Itaú	Real	2,814,206	8.83%	2,828,751
14-Apr-2010	Banco Itaú	Real	397,500	8.83%	398,609
27-Jul-2010	Banco Itaú	Real	2,891,489	8.83%	2,900,221
30-Dec-2010	Banco Itaú	Real	2,808,846	8.83%	2,808,846
Total					76,351,123

				Annual	Balance at
Placement	Entity	Currency	Principal	Rate	12/31/2009
			ThCh$	%	ThCh$
17-Dec-09	Banco Santander	Chilean peso	11,010,500	2.50%	10,996,285
06-Oct-09	Banco Itaú	Real	11,649,437	8.45%	8,895,193
14-Dec-09	Banco Deutsche Bank	Chilean peso	8,817,738	0.48%	8,819,737
29-Sep-09	Banco Itaú	Chilean peso	7,741,171	1.20%	7,804,537
13-Oct-09	Banco Estado	Chilean peso	5,783,449	0.23%	5,816,009
24-Jun-09	Banco Santander	Chilean peso	453,900	2.40%	4,600,859
19-Oct-09	Banco Estado	Chilean peso	4,364,533	0.42%	4,382,178
09-Nov-09	Banco Itaú	Chilean peso	4,200,000	2.00%	4,197,177
15-Jun-09	Banco Chile	Chilean peso	3,322,621	2.70%	3,368,735
24-Jun-09	Banco Chile	Chilean peso	3,000,000	3.20%	3,050,270
27-Oct-09	Banco Itaú	Chilean peso	2,670,000	1.40%	2,678,396
14-Jul-09	Banco BBVA	Chilean peso	2,737,500	1.50%	2,759,342
13-Nov-09	Banco Santander	Chilean peso	1,876,098	3.30%	1,877,662
16-Oct-09	Banco Bradesco	Real	145,618	8.43%	1,410,005
24-Nov-09	Banco BCI	Chilean peso	1,248,101	4.50%	1,249,422
18-Nov-09	Banco Estado	Chilean peso	1,003,066	3.30%	1,003,445
24-Nov-09	Banco Santander	Chilean peso	728,386	4.70%	729,305
02-Apr-09	Banco Votorantim	Real	30,295	8.63%	31,955
23-Nov-09	Banco BBVA Francés	Argentine peso	15,906	10.00%	16,158
Total					73,686,670

				Annual	Balance at
	Entity	Currency	Principal	Rate	01/01/2008
			ThCh$	%	ThCh$
11-Sep-08	Banco Santander	Chilean peso	14,478,105	2.42%	14,993,596
02-Dec-08	Banco BCI	Chilean peso	8,727,900	8.88%	8,790,334
02-Dec-08	Banco BCI	Chilean peso	8,727,900	8.88%	8,790,334
11-Sep-08	Banco BBVA	Chilean peso	7,961,385	2.90%	8,256,963
26-Dec-08	Banco BBVA	Chilean peso	7,529,640	9.50%	7,538,359
16-Dec-08	Royal Bank of Canada	Dollar	7,575,731	2.73%	7,320,120
29-Sep-08	Banco Chile	Dollar	6,645,700	3.78%	6,426,649
19-Nov-08	Banco Itaú	Chilean peso	6,156,000	6.50%	6,235,415
30-Mar-08	Banco Chile	Chilean peso	5,200,000	2.00%	5,627,843
16-Dec-08	Banco Itaú	Chilean peso	3,300,000	9.50%	3,311,459
23-Sep-08	Banco Chile	Chilean peso	2,238,600	3.40%	2,314,341
29-Jul-08	Banco Chile	Chilean peso	1,984,000	1.20%	2,084,732
02-Apr-08	Banco Votorantim	Argentine peso	28,329	13.61%	31,335
Total					81,721,480

5.2             Mutual and investment funds

Mutual and investment fund shares are valued at the share value at the close of each fiscal year. Variations in the value of shares during the respective fiscal years are accounted for as a debit or credit to income. Below is a description for the end of each year:

Institution	12/31/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$

BBVA mutual fund	—	2,844,000	—
Scotiabank mutual fund	—	3,641,000	—
BCI mutual fund	163,000	2,348,000	—
Santander mutual fund	—	1,896,000	—
Itaú Corporate mutual fund	37,384	1,574,370	36,153
Banchile mutual fund	3,943,475	3,758,347	10,512,365
Royal Bank of Canada mutual fund	—	—	189,977
Banco Estado mutual fund	—	—	5,209,999
Citi Institutional Liquid Reserves Limited	1,417,175	2,478,907	10,332,249
Dreyfus Global Fund Universal Liquidity Plus	—	467	362
Total investment and mutual funds	5,561,034	18,541,091	26,281,105

NOTE 6 — OTHER CURRENT FINANCIAL ASSETS

Below are the financial instruments held by the Company at December 31, 2010, December 31, 2009, and January 1, 2009, other than Cash and cash equivalents. They correspond to time deposits for longer than 90 days along with bonds received as payments at our subsidiary in Argentina:

Time Deposits

				Annual
Placement	Entity	Currency	Principal	Rate	12/31/2010	12/31/2009
			ThCh$	%	ThCh$	ThCh$
02-Nov-09	Banco HSBC	UF	—	0,49	—	11,336,036
12-May-10	Banco BBVA	UF	456,766	0,57	467,322	—
12-May-10	Banco BBVA	UF	228,383	1,37	234,861	6,619,385
12-May-10	Banco BBVA	UF	228,383	1,37	256,423	4,735,902
			Subtotal		958,606	22,691,323

NOTE 7 —  OTHER CURRENT AND NON-CURRENT NON FINANCIAL ASSETS

Note 7.1            Other current non-financial assets

Description	12/31/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$
Prepaid Insurance	288,588	16,879	15,815
Prepaid Expenses	1,897,584	3,060,440	2,629,151
Forward contract rights	—	13,083	1,213,052
Wachovia investment fund (restricted)	—	3,180,618	—
Fiscal credit remaining	4,257,271	—	191,192
Materials and supplies	3,776,315	3,620,404	2,872,966
Other current assets	492,374	195,117	348,379
Total	10,712,132	10,086,541	7,270,555

Note 7.2         Other non-current, non-financial assets

Description	12/31/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$
Prepaid expenses	2,180,033	2,597,060	3,238,086
Fiscal credits	5,681,851	7,254,343	5,545,259
Judicial deposits	12,720,300	10,254,716	8,053,225
Non-operating assets	—	115,963	493,769
Others	925,570	232,853	298,165
Total	21,507,754	20,454,935	17,628,504

NOTE 8           - TRADE AND OTHER ACCOUNTS RECEIVABLE

The composition of trade and other accounts receivable is detailed as follows:

	12/31/2010		12/31/2009		01/01/2009
Description	Current	Non- current	Current	Non- current	Current	Non- current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Trade accounts receivable	64,317,502	—	54,674,968	—	47,567,131	—
Sales accounts receivable	16,325,466	7,585,983	14,494,834	5,625,155	14,591,709	—
Other accounts receivable	17,838,185	218,498	11,077,776	192,022	13,430,678	8,542
Allowance for doubtful accounts	(1,226,556)	—	(1,688,988)	—	(1,559,981)	—
Total	97,254,597	7,804,481	78,558,590	5,817,177	74,029,537	8,542

The change in the allowance for doubtful accounts between January 1 and December 31, 2010 and at January 1 and December 31, 2009 is presented below:

Item	12/31/2010	12/31/2009
	ThCh$	ThCh$

Initial balance	1,688,988	1,559,981
Increase	629,409	367,460
Use of allowance	(970,352)	(197,559)
Increase (decrease) because of foreign exchange	(122,489)	(40,894)
Movement	(463,432)	129,007
Final balance	1,225,556	1,688,988

NOTE 9 —  INVENTORY

The composition of inventory balances is detailed as follows:

Description	12/31/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$

Raw materials	22,928,547	21,322,014	17,302,074
Merchandise	7,001,697	3,456,085	2,021,982
Production inputs	817,426	814,666	1,111,665
Products in progress	97,467	87,302	81,381
Finished goods	13,819,373	11,216,694	11,175,785
Spare parts	4,704,894	3,652,479	3,713,205
Other inventory	569,790	359,697	37,811
Balance	49,939,194	40,908,937	35,443,903

The cost of inventory recognized as a cost of sale totaled ThCh$504,515,568 at December 31, 2010 and ThCh$453,035,902 at December 31, 2009.

The obsolescence allowance for inventory at December 31, 2010 and 2009 amounted to ThCh$683,863 and ThCh$439,493 respectively.

NOTE 10 —  INCOME TAX AND DEFERRED TAXES

At the end of the year 2010, the company had a taxable profits fund of ThCh$90,190,512 comprised of profits for which there was a first-category income tax credit totaling ThCh$55,790,966 and profits without any tax credit totaling ThCh$34,399,546.

10.1             Current taxes receivable

The current taxes receivable consisted of the following items:

Description	12/31/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$
Provisional monthly payments	1,091,997	3,459,004	6,475,810
Tax credits	1,196,728	1,104,054	613,371

Balance	2,288,725	4,563,058	7,089,181

10.2             Current taxes payable

Current taxes payable are detailed as follows:

Description	12/31/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$

Income tax	3,877,563	5,490,308	2,700,061
Other	131,826	186,605	227,373
Balance	4,009,389	5,676,913	2,927,434

10.3           Tax expense

The income tax and deferred tax expenses for the years ended December 31, 2010 and December 31, 2009 are detailed as follows:

Description	31/12/2010	31/12/2009
	ThCh$	ThCh$

Current tax expense	31,847,824	26,558,767
Adjustment to current tax from previous year	114,521	733,312
Other current tax expenses	10,276	111,287
Total net current tax expense	31,972,621	27,403,366

Deferred tax income (expense) because of the creation and reversal of temporary differences in current tax
Other deferred tax expenses	4,367,619	1,763,059
Total net deferred tax expenses	4,367,619	1,763,059
Total income tax expense	36,340,240	29,166,425

10.4           Deferred taxes

The net cumulative balances of temporary differences originating in deferred tax assets and liabilities are detailed below:

	At December 31, 2010		At December 31, 2009		At January 1, 2009
Temporary differences	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Property, plant and equipment	—	22,702,343	—	23,219,596	—	24,599,440
Impairment accrual	1,542,470	—	967,157	—	1,222,261	84,074
Employee benefits	2,386,307	—	1,760,300	—	834,793	—
Post-employment benefits	9,550	82,143	71,685	199,226	78,374	348,379
Tax losses	—	—	—	—	1,640,854	—
Contingency provision	1,638,483	—	1,640,625	—	1,817,509	—
Foreign exchange rate difference (debt Brazil)	—	13,506,899	—	13,309,062	—	8,307,797
Allowance for doubtful accounts	189,265	—	202,314	—	390,018	—
Inventory	663,663	—	233,132	—	—	—
Derivatives	183,444	—	353,517	—	—	—
Tax incentives	—	5,335,199	—	2,683,002	—	944,971
Other	278,427	865,764	1,023,793	24,281	398,320	293,522
Total	6,891,609	42,492,348	6,252,523	39,435,167	6,382,129	34,578,183

10.5           Deferred tax liability movement

Movement in deferred liability accounts is detailed as follows:

Item	12/31/2010	12/31/2009
	ThCh$	ThCh$

Initial Balance	39,435,167	34,578,183
Increase (decrease) in deferred tax liabilities	4,657,692	6,242,266
Increase (decrease) due to foreign currency translation	(1,600,511)	(1,385,282)
Movements	3,057,181	4,856,984
Final balance	42,492,348	39,435,167

10.6           Distribution of domestic and foreign tax expenses

As of December 31, 2010 and 2009, domestic and foreign tax expenses are detailed as follows:

	12/31/2010	12/31/2009
	ThCh$	ThCh$
Income tax
Current taxes
Foreign	(26,000,138)	(20,758,996)
Domestic	(5,972,483)	(6,644,370)
Current tax expense	(31,972,621)	(27,403,366)

Deferred taxes
Foreign	(3,293,124)	(2,437,295)
Domestic	(1,074,495)	674,236
Deferred tax expense	(4,367,619)	(1,763,059)
Income tax expense	(36,340,240)	(29,166,425)

10.7           Reconciliation of effective rate

Below is the reconciliation of tax expenses at the legal rate and tax expenses at the effective rate:

Reconciliation of effective rate	12/31/2010	12/31/2009
	ThCh$	ThCh$
Income before taxes	139,940,304	127,151,903
Tax expense at legal rate (17%)	(23,789,852)	(21,615,823)
Effect of tax rate in other jurisdictions	(15,161,635)	(13,421,632)

Permanent differences:
Non-taxable operating income	7,237,784	5,993,880
Non-tax-deductible expenses	(3,788,700)	(591,384)
Other	(837,837)	468,534
Tax expense adjustment	2,611,247	5,871,030

Tax expense at effective rate	(36,340,240)	(29,166,425)
Effective rate	26.0%	22.9%

The income tax rates applicable in each of the jurisdictions where the company does business are:

Country	Rate
Chile	17%
Brazil	34%
Argentina	35%

NOTE 11 — PROPERTY, PLANT, AND EQUIPMENT

11.1                                Balances

Property, plant and equipment at the end of each year are detailed below:

	Gross property, plant and equipment			Cumulative depreciation and impairment loss			Net property, plant and equipment
Item	12/31/2010	12/31/2009	01/01/2009	12/31/2010	12/31/2009	01/01/2009	12/31/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Construction in progress	23,506,510	5,487,011	4,942,367	—	—	—	23,506,510	5,487,011	4,942,367
Land	38,247,941	38,770,284	39,845,679	—	—	—	38,247,941	38,770,284	39,845,679
Buildings	92,227,198	89,344,255	86,217,443	29,245,272	27,773,723	26,761,417	62,981,926	61,570,532	59,456,026
Plant and equipment	232,604,986	222,211,690	224,341,427	154,729,140	149,563,233	150,196,493	77,875,846	72,648,457	74,144,934
Information technology equipment	10,825,556	11,852,220	11,957,812	8,756,221	9,712,329	9,269,880	2,069,335	2,139,891	2,687,932
Fixed installations and accessories	28,879,568	28,629,067	28,308,977	14,319,552	13,688,638	13,596,631	14,560,016	14,940,429	14,712,346
Motor vehicles	5,627,463	5,460,712	5,147,810	3,757,415	4,043,972	4,317,408	1,870,048	1,416,740	830,402
Improvements to leased property	155,755	161,494	126,031	110,832	82,158	47,231	44,923	79,336	78,800
Other property, plant and equipment (1)	286,065,161	266,475,164	251,672,596	215,739,526	215,658,753	199,623,318	70,325,635	50,816,411	52,049,278
Total	718,140,138	668,391,897	652,560,142	426,657,958	420,522,806	403,812,378	291,482,180	247,869,091	248,747,764

(1)          Other property, plant and equipment is composed of bottles, market assets, furniture and other minor goods.  The net balance of each of these categories at December 31, 2010 and 2009 is detailed as follows:

Other property, plant and equipment	31/12/2010	31/12/2010
	ThCh$	ThCh$
Bottles	38,230,257	36,126,057
Market assets	18,153,012	12,320,808
Other property, plant and equipment	13,942,366	2,369,546
Total	70,325,635	50,816,411

The Company has an insurance to protect its property, plant and equipment and its inventory from potential losses, The geographic distribution of those assets is detailed as follows:

Chile:  Santiago, Puente Alto, Maipú, Renca, Rancagua, San Antonio and Rengo

Argentina:  Buenos Aires, Mendoza, Córdoba and Rosario

Brazil:  Río de Janeiro, Niteroi, Campos, Cabo Frío, Nova Iguaçu, Espírito Santo and Vitoria,

11.2        Movements

Movements in property, plant and equipment are detailed as follows between January 1 and December 31, 2010 and between January 1 and December 31, 2009:

For the year ended 12/31/2010	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed installations and accessories, net	Motor vehicles, net	Improvements to leased property, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Initial balance	5,487,011	38,770,284	61,570,532	72,648,457	2,139,891	14,940,429	1,416,740	79,336	50,816,411	247,869,091

Additions	32,097,391	501,788	1,834,762	21,923,605	669,553	60,376	895,781	—	32,592,914	90,576,170
Disposals	—	(10,039)	(71,333)	(225,383)	(350)	—	(4,342)	—	(206,873)	(518,320)
Transfers between items of property, plant and equipment	(13,807,070)	—	3,515,683	2,022,179	258,089	661,830	1,324	—	7,347,965	—
Depreciation expense	—	—	(1,829,939)	(13,445,509)	(938,545)	(985,366)	(355,283)	(32,584)	(18,519,806)	(36,107,032)
Increase (decrease) in foreign currency translation	(270,822)	(1,014,092)	(2,048,206)	(4,838,392)	(58,043)	(119,494)	(60,895)	(1,829)	(606,776)	(9,018,549)
Other increases (decreases)	—	—	10,427	(209,111)	(1,260)	2,241	(23,277)	—	(1,098,200)	(1,319,180)
Total movements	18,019,499	(522,343)	1,411,394	5,227,389	(70,556)	(380,413)	453,308	(34,413)	19,509,224	43,613,089
Final balance	23,506,510	38,247,941	62,981,926	77,875,846	2,069,335	14,560,016	1,870,048	44,923	70,325,635	291,482,180

For the fiscal year ending 12/31/2009	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed installations and accessories, net	Motor vehicles, net	Improvements to leased property, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Initial balance	4,942,367	39,845,679	59,456,026	74,144,934	2,687,932	14,712,346	830,402	78,800	52,049,278	248,747,764

Additions	12,246,515	—	363,270	11,068,846	353,965	17,120	961,803	23,676	21,109,718	46,144,913
Disposals	(18)	—	—	(29,640)	(398)	—	—	—	(145,417)	(175,473)
Transfers between items of property, plant and equipment	(9,920,144)	—	2,165,884	3,580,304	151,751	802,833	46,651	—	3,172,721	—
Depreciation expense	—	—	(1,752,611)	(14,514,062)	(1,350,230)	(1,106,466)	(249,014)	(30,670)	(17,059,331)	(36,062,384)
Increase (decrease) in foreign currency translation	(521,521)	(1,075,395)	978,600	(1,675,935)	268,779	(204,152)	(80,852)	7,530	(5,749,157)	(8,052,103)
Other increases (decreases)	(1,260,188)	—	359,363	74,010	28,092	718,748	(92,250)	—	(2,561,401)	(2,733,626)
Total movements	544,644	(1,075,395)	2,114,506	(1,496,477)	(548,041)	228,083	586,338	536	(1,232,867)	(878,673)
Final balance	5,487,011	38,770,284	61,570,532	72,648,457	2,139,891	14,940,429	1,416,740	79,336	50,816,411	247,869,091

NOTE 12 —  RELATED PARTY DISCLOSURES

Balances and transactions with related parties as of December 31, 2010, December 31, 2009 and January 1, 2009 are detailed as follows:

12.1           Accounts receivable:

12.1.1       Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	12/31/2010	12/31/2009	01/01/2009
					ThCh$	ThCh$	ThCh$
96,891,720-k	Embonor S.A.	Related to shareholder	Chile	Ch$	—	606,952	1,726,604
93,473,000-3	Embotelladora Coca-Cola Polar S.A.	Related to shareholder	Chile	Ch$	248,273	444,062	—
		Total			248,273	1,051,014	1,726,604

12.1.2       Non-current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	12/31/2010	12/31/2009	01/01/2009
					ThCh$	ThCh$	ThCh$
96,714,870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Ch$	8,847	37,869	34,719
		Total			8,847	37,869	34,719

12.2           Accounts Payable:

12.2.1       Current:

	Company	Relationship	Country of origin	Currency	12/31/2010	12/31/2009	01/01/2009
					ThCh$	ThCh$	ThCh$
96,714,870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean pesos	3,959,060	5,367,733	5,582,317
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Related to shareholders	Argentina	Argentine pesos	2,725,508	1,706,392	1,966,203
Foreign	Recofarma do Indústrias Amazonas Ltda.	Related to shareholders	Brazil	Real	3,834,762	3,914,755	4,171,316
96,705,990-0	Envases Central S.A.	Associate	Chile	Chilean pesos	1,005,828	632,281	1,085,375
86,881,400-4	Envases CMF S.A.	Associate	Chile	Chilean pesos	1,216,955	1,163,054	2,488,399
76,389,720-6	Vital Aguas S.A.	Associate	Chile	Chilean pesos	630,927	913,801	1,058,204
89,996,200-1	Envases del Pacífico S.A.	Common director	Chile	Chilean pesos	173,850	59,831	176,821
96,891,720-k	Embonor S.A.	Related to shareholders	Chile	Chilean pesos	776,583	—	—

		Total			14,323,473	13,757,847	16,528,635

12.2.2       Non-current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	12/31/2010	12/31/2009	01/01/2009
					ThCh$	ThCh$	ThCh$
96,891,720-k	Embonor S.A.	Related to shareholders	Chile	Chilean pesos	—	2,047,047	2,495,910
93,473,000-3	Embotelladora Coca-Cola Polar S.A.	Related to shareholders	Chile	Chilean pesos	—	518,720	641,437

		Total			—	2,565,767	3,137,347

12.3           Transactions:

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 12/31/2010
96,705,990-0	Envases Central S.A.	Associate	Chile	Purchase of finished products	Chilean peso	17,810,345
96,705,990-0	Envases Central S.A.	Associate	Chile	Sale of raw materials	Chilean peso	2,542,071
96,714,870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Concentrate purchase	Chilean peso	64,448,337
96,714,870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Services rendered	Chilean peso	3,292,507
96,714,870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Advertising payment	Chilean peso	1,857,135
96,714,870-9	Coca Cola de Chile S.A.	Shareholder	Chile	Advertising collection	Chilean peso	989,554
86,881,400-4	Envases CMF S.A.	Subsidiary	Chile	Purchase of bottles	Chilean peso	7,636,480
86,881,400-4	Envases CMF S.A.	Subsidiary	Chile	Purchase of packaging materials	Chilean peso	409,929
86,881,400-4	Envases CMF S.A.	Subsidiary	Chile	Dividend payment	Chilean peso	1,379,837
76,389,720-6	Vital Aguas S.A.	Subsidiary	Chile	Purchase of finished products	Chilean peso	5,676,978
76,389,720-6	Vital Aguas S.A.	Subsidiary	Chile	Services rendered	Chilean peso	254,909
96,891,720-K	Embonor S.A.	Shareholder related	Chile	Sale of finished products	Chilean peso	8,236,127
96,517,310-2	Embotelladora Iquique S.A.	Shareholder related	Chile	Sale of finished products	Chilean peso	689,551
93,473,000-3	Embotelladora Polar S.A.	Shareholder related	Chile	Sale of finished products	Chilean peso	5,243,772
89,996,200-1	Envases del Pacífico S.A.	Shareholder related	Chile	Purchase of raw materials	Chilean peso	481,592
Foreign	Recofarma do Industrias Amazonas Ltda.	Shareholder related	Brazil	Concentrate purchase	Real	61,827,392
Foreign	Recofarma do Industrias Amazonas Ltda.	Shareholder related	Brazil	Reimbursement and other purchases	Real	1,188,468
Foreign	Recofarma do Industrias Amazonas Ltda.	Shareholder related	Brazil	Advertising participation payment	Real	13,851,240
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder related	Argentina	Concentrate purchase	Argentine peso	39,404,175
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder related	Argentina	Advertising rights, rewards and others	Argentine peso	1,587,201
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder related	Argentina	Collection of advertising participation	Argentine peso	6,218,762
97,032,000-8	BBVA Administradora General de Fondos	Director related	Chile	Investment in mutual funds	Chilean peso	34,148,000
97,032,000-8	BBVA Administradora General de Fondos	Director related	Chile	Redemption of mutual funds	Chilean peso	36,992,000
84,505,800-8	Vendomatica S.A.	Director related	Chile	Supply and advertising agreement	Chilean peso	250,000
84,505,800-8	Vendomatica S.A.	Director related	Chile	Sale of finished products	Chilean peso	1,401,691

			Country			Cumulative as of
Taxpayer ID	Company	Relationship	of Origin	Description of transaction	Currency	12/31/2009
						ThCh$
96,705,990-0	Envases Central S.A.	Associate	Chile	Purchase of finished products	Chilean peso	18,361,212
96,705,990-0	Envases Central S.A.	Associate	Chile	Sale of raw materials and materials	Chilean peso	2,432,955
96,714,870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of concentrate	Chilean peso	79,166,075
96,714,870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Payment of advertising share	Chilean peso	5,734,098
96,714,870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of advertising	Chilean peso	3,627,587
96,714,870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Other sales	Chilean peso	1,036,370
Foreign	Recofarma do Indústrias Amazonas Ltda.	Related to shareholder	Brazil	Purchase of concentrate	Real	56,859,868
Foreign	Recofarma do Indústrias Amazonas Ltda.	Related to shareholder	Brazil	Reimbursement and other purchases	Real	2,118,745
Foreign	Recofarma do Indústrias Amazonas Ltda.	Related to shareholder	Brazil	Payment of advertising shares	Real	11,333,220
86,881,400-4	Envases CMF S.A.	Related to shareholders	Chile	Purchase of bottles	Chilean peso	9,693,910
86,881,400-4	Envases CMF S.A.	Related to shareholders	Chile	Dividend payment	Chilean peso	2,000,000
Foreign	Servicios y Productos para Bebidas Refrescantes S.R.L.	Related to shareholders	Argentina	Purchase of concentrate	Argentine peso	35,498,256
89,996,200-1	Envases del Pacífico S.A.	Common Director	Chile	Purchase of raw materials	Chilean peso	496,303
96,891,720-K	Embonor S.A.	Related to shareholders	Chile	Sale of finished products	Chilean peso	6,887,687
96,517,310-2	Embotelladora Iquique S.A.	Related to shareholders	Chile	Purchase of finished products	Chilean peso	707,819
93,473,000-3	Embotelladora Coca-Cola Polar S.A.	Related to shareholders	Chile	Sale of products	Chilean peso	4,199,630
93,473,000-3	Embotelladora Coca-Cola Polar S.A.	Related to shareholders	Chile	Purchase of finished products	Chilean peso	60,722
90,278,000-9	Iansagro S.A.	Common Director	Chile	Purchase of sugar	Chilean peso	6,506,542
84,505,800-8	Vendomática S.A.	Related to shareholder	Chile	Sale of finished products	Chilean peso	1,639,692
96,815,680-2	BBVA Administradora General de Fondos	Related to shareholder	Chile	Investment of mutual funds	Chilean peso	43,045,413
96,815,680-2	BBVA Administradora General de Fondos	Related to shareholder	Chile	Redemption of mutual funds	Chilean peso	40,176,629
76,389,720-6	Vital Aguas S.A.	Associate	Chile	Purchase of finished products	Chilean peso	5,415,866

12.4                                Payroll and benefits of the Company’s key employees:

At the end of year December 31, 2010 and 2009, respectively, the salary and benefits of the Company’s key employees, corresponding to directors and managers, are detailed as follows:

Full description	12/31/2010	12/31/2009
	ThCh$	ThCh$
Executive wages, salaries and benefits	4,198,174	4,422,304
Director allowances	1,016,124	742,956
Termination benefits	1,643,749	153,924
Accrued benefits in the last five years and paid during the period	981,635	—
Total	7,839,682	5,319,184

NOTE 13 —  EMPLOYEE BENEFITS

As of December 31, 2010 and 2009, and January 1, 2009, the Company had recorded reserves for profit share and for bonuses totaling ThCh$6,635,265, ThCh$6,230,506 and ThCh$6,582,713 respectively.

This liability is shown in accrued other non-current non-financial liabilities in the statement of financial position.

The charge against income in the statement of comprehensive income is allocated between the cost of sales, the cost of marketing, distribution costs and administrative expenses.

13.1           Personnel expenses

At December 31, 2010 and 2009, personnel expenses included in the statement of consolidated comprehensive income were:

Description	12/31/2010	12/31/2009
	ThCh$	ThCh$

Wages and salaries	78,616,848	61,841,332
Employee benefits	20,084,397	17,806,789
Severance and post-employment benefits	1,580,085	8,479,218
Other personnel expenses	4,549,669	4,159,121
Total	104,830,999	92,286,460

13.2           Post-employment benefits

This item presents the employee severance indemnities valued pursuant to Note 2.17. The composition of current and non-current balances at December 31, 2010, December 31, 2009 and January 1, 2009 is detailed as follows:

Post-employment benefits	12/31/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$

Non-current provision	7,256,590	8,401,791	8,034,813
Total	7,256,590	8,401,791	8,034,813

13.3           Post-employment benefit movement

The movements of post-employment benefits are detailed as follows during 2010 and 2009:

Movements	12/31/2010	12/31/2009
	ThCh$	ThCh$

Initial balance at 01/01/2010 and 01/01/2009	8,401,791	8,034,813
Service costs	359,798	114,293
Interest costs	213,927	325,872
Net actuarial losses	569,707	540,943
Benefits paid	(2,288,633)	(614,130)
Total	7,256,590	8,401,791

13.4           Assumptions

The actuarial assumptions used in the years ended December 31, 2010 and 2009 were:

Assumption	12/31/2010

Discount rate	4.0%
Expected salary increase rate	2.0%
Turnover rate	6.6%
Mortality rate	RV-2004
Retirement age of women	60 years
Retirement age of men	65 years

NOTE 14 —  INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD

14.1           Balances

Investments in associates recorded using the equity method are detailed as follows:

		Country of	Functional	Investment Cost			Percentage interest
R,U,T,	Name	Incorporation	Currency	12/31/2010	12/31/2009	01/01/2009	12/31/2010	12/31/2009	01/01/2009
				ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
86,881,400-4	Envases CMF S.A.	Chile	Chilean Pesos	19,070,517	18,910,774	19,833,478	50.00%	50.00%	50.00%
76,389,720-6	Vital Aguas S.A.	Chile	Chilean Pesos	2,718,443	2,805,995	1,932,723	56.50%	56.50%	56.50%
96,705,990-0	Envases Central S.A.	Chile	Chilean Pesos	3,983,711	4,433,731	4,468,821	49.91%	49.91%	49.91%
Foreign	Mais Industria de Alimentos S.A.	Brazil	Real	5,517,687	—	—	6.16%	—	—
Foreign	Sucos Del Valle do Brasil Ltda.,	Brazil	Real	3,881,452	—	—	6.16%	—	—
Foreign	Holdfab Partic, Ltda.,	Brazil	Real	—	7,390,522	5,595,346	—	14.73%	14.73%
Foreign	Kaik Participações Ltda.,	Brazil	Real	1,223,538	1,190,196	992,173	11.31%	11.31%	11.31%
Foreign	Holdfab2 Participações Societarias Ltda.	Brazil	Real	14,358,820	—	—	36.40%	—	—

	Total			50,754,168	34,731,218	32,822,541

14.2           Movement

The movement of investments in associates recorded using the equity method is shown below, for the year from January 1 to December 31, 2010 and January 1 to December 31, 2009:

Details	12/31/2010	12/31/2009
	ThCh$	ThCh$
Initial Balance	34,731,218	32,822,541
Increase (decrease) in foreign currency translation, investments in Equity Investees	(624,004)	527,922
Capital increases in Equity Investees	15,229,291	937,607
Dividends received	(1,379,837)	(2,000,000)
Share in operating income	2,986,764	1,708,471
Unrealized profit	(671,829)	(104,573)
Others	482,565	839,250
Final balance	50,754,168	34,731,218

The main movements for the year are detailed as follows:

Holdfab2 Participacoes Societarias Ltda. was established in Brazil on March 23, 2010, along with the Coca-Cola bottlers for the purpose of concentrating their investments in the company Leon Junior S.A., in which our subsidiary Rio de Janeiro Refrescos Ltda has a 36.40% ownership interest, capital contributions amounted to ThCh$15,229,291 and were carried out on August 23, 2010.

Through a shareholders agreement involving the Brazilian company Holdfab Participacoes Ltda., in which our subsidiary Rio de Janeiro Refrescos held a 14.73% ownership interest, this company was divided into two companies: Mais Industria de Alimentos Ltda” and Sucos del Valle do Brasil Ltda.” The company holds a 6.16% ownership interest in each of them.  The effects of this division began on January 1, 2010.

Vital Aguas S.A., an associate, decided to increase capital by ThCh$1,274,284 at a Special General Shareholders Meeting held in April 2009. The increase was to be made by issuing 5,000 shares. Embotelladora Andina S,A, subscribed and paid for 2,825 shares, for a price of ThCh$719,970.

On February 12, 2009, our Brazilian subsidiary Rio de Janeiro Refrescos Ltda, contributed to a capital increase approved by Holdfab Participações Ltda, in which it holds an interest of 14.732%. This entailed a payment of ThCh$217,637.

During 2010 and 2009, the Company received dividends from its associate Envases CMF S.A. which amounted to ThCh$1,379,837 and ThCh$2,000,000 respectively.

NOTE 15 —  INTANGIBLE ASSETS AND GOODWILL

15.1           Intangible assets not considered as goodwill

Intangible assets not considered as goodwill as of the end of each year are detailed as follows:

	12/31/2010			12/31/2009			01/01/2009
	Gross	Cumulative	Net	Gross	Cumulative	Net	Gross	Cumulative	Net
Description	Amount	Amortization	Amount	Amount	Amortization	Amount	Amount	Amortization	Amount
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Rights	522,750	(94,124)	428,626	525,403	(98,501)	426,902	244,317	(124,712)	119,605
Software	8,718,483	(7,781,514)	936,969	8,807,761	(7,117,330)	1,690,431	8,738,874	(6,402,717)	2,336,157
Total	9,241,233	(7,875,638)	1,365,595	9,333,164	(7,215,831)	2,117,333	8,983,191	(6,527,429)	2,455,762

The movement and balances of identifiable intangible assets are detailed as follows for the year January 1 to December 31, 2010 and January 1 to December 31, 2009:

	December 31, 2010			December 31, 2009
Item	Rights	Software	Total	Rights	Software	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance	426,902	1,690,431	2,117,333	119,605	2,336,157	2,455,762
Additions	16,710	181,123	197,833	405,798	66,746	472,544
Amortization	(8,024)	(907,477)	(915,501)	(98,501)	(744,284)	(842,785)
Other increases (decreases)	(6,962)	(27,108)	(34,070)	—	31,812	31,812
Final balance	428,626	936,969	1,365,595	426,902	1,690,431	2,117,333

15.2             Goodwill

Movement in goodwill during the years 2010 and 2009 is detailed as follows:

Year January — December 2010

Cash generating unit	01/01/2010	Additions	Disposals or impairments	Foreign currency translation difference — functional currency different from currency of presentation	12/31/2010
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Brazilian operation	43,820,310	—	—	(1,521,355)	42,298,955
Argentine operation	17,540,035	—	—	(2,068,655)	15,471,380
Total	61,360,345	—	—	(3,590,010)	57,770,335

Year January — December 2009

Cash generating unit	01/01/2009	Additions	Disposals or impairments	Foreign currency translation difference — functional currency different from currency of presentation	12/31/2009
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Brazilian operation	41,042,712	—	—	2,777,598	43,820,310
Argentine operation	24,226,359	—	—	(6,686,324)	17,540,035
Total	65,269,071	—	—	(3,908,726)	61,360,345

NOTE 16 —  OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES

	12,31,2010	12,31,2009	01,01,2009
	ThCh$	ThCh$	ThCh$
Current
Bank loans	6,941,133	615,441	6,046,170
Bonds payable	3,120,737	2,884,651	1,496,055
CPMF	1,934,529	2,299,789	3,962,017
Total	11,996,399	5,799,881	11,504,242

Non-current
Bank loans	593,726	200,572	413,452
Bonds payable	69,855,733	70,840,962	75,186,299
CPMF	—	2,108,140	4,647,779
Total	70,449,459	73,149,674	80,247,530

16.1.1       Current bank loans, current

										Maturity		Total
Indebted Entity			Creditor Entity				Amortization	Effective	Nominal	Up to	90 days	at	at	at
Tax ID,	Name	Country	Tax ID,	Name	Country	Currency	Year	Rate	Rate	90 days	up to 1 year	12-31-2010	12-31-2009	01-01-2009
												ThCh$	ThCh$	ThCh$
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco BBVA Francés	Argentina	AR$	At maturity	13.22%	13.22%	—	6,545,691	6,545,691	—	2,076,268
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Nuevo Santa Fe	Argentina	AR$	At maturity	10.25%	10.25%	5,032	—	5,032	243,723	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de Galicia	Argentina	AR$	At maturity	12.50%	12.50%	9,220	—	9,220	129,455	3,742,490
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Votorantim	Brazil	BR$	Monthly	9.40%	9.40%	115,305	82,575	197,880	119,559	111,755
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Alfa	Brazil	BR$	Monthly	11.07%	11.07%	—	49,310	49,310	122,704	114,657
91,144,000-8	Embotelladora Andina S.A.	Chile	97,004,000-8	Banco de Chile	Chile	Ch$	At maturity	4.50%	4.50%	134,000	—	134,000	—	1,000
										Total		6,941,133	615,441	6,046,170

16.1.2       Current bank loans, non current

										Maturity			Total
Indebted Entity			Creditor Entity				Amortization	Effective	Nominal	1 year	3 years	More than	at	at	at
Tax ID,	Name	Country	Tax ID,	Name	Country	Currency	Year	Rate	Rate	up to 3 years	up to 5 years	5 years	12-31-2010	12-31-2009	01-01-2009
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Banco Votorantim	Brazil	BR$	Monthly	9.40%	9.40%	593,726	—	—	593,726	149,446	250,706
Foreign	Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Banco Alfa	Brazil	BR$	Monthly	11.07%	11.07%				—	51,126	162,746
												Total	593,726	200,572	413,452

16.2.1              Bonds payable

Composition of bonds	Current			Non-Current			Total
payable	12/31/2010	12/31/2009	01/01/2009	12/31/2010	12/31/2009	01/01/2009	12/31/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	M$	M$	M$
Bonds (face rate)	3,359,692	3,117,629	1,747,656	72,324,782	73,484,258	78,050,043	75,684,474	76,601,887	79,797,699
Expenses of bond issuance and discounts on placement	(238,955)	(232,978)	(251,601)	(2,469,049)	(2,643,296)	(2,863,744)	(2,708,004)	(2,876,274)	(3,115,345)
Net balance presented in statement of financial position	3,120,737	2,884,651	1,496,055	69,855,733	70,840,962	75,186,299	72,976,470	73,725,613	76,682,354

16.2.2              Current and non-current balances

The bonds correspond to Series B UF bonds issued on the Chilean market. These instruments are further described below:

Bond registration or		Face	Unit of	Interest	Final	Interest	Next amortization	Par value
identification number	Series	amount	adjustment	rate	maturity	payment	Of capital	12/31/2010	12/31/2009	01/01/2009
								ThCh$	ThCh$	ThCh$
Bonds, current portion
SVS Registration No, 254, 6/13/2001	B	3,574,547	UF	6.5	June 01, 2026	Semi-annual	Dec-10	3,359,692	3,117,629	1,747,656
Total current portion								3,359,692	3,117,629	1,747,656

Bonds, non-current portion
SVS Registration No, 254, 6/13/2001	B	3,574,547	UF	6.5	June 01, 2026	Semi-annual	Dec-11	72,324,782	73,484,258	78,050,043
Total, non-current portion								72,324,782	73,484,258	78,050,043

Accrued interest included in the current portion of bonds totaled ThCh$ 421,282 at December 31, 2010, ThCh$406,229 at December 31 and ThCh$423,190 at January 1, 2009, respectively.

16.2.3              Non-current maturities

		Year of maturity					Total non-current
	Series	2012	2013	2014	2015	Beyond	12/31/2010
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
SVS Registration 254, 6/13/2001	B	3,150,621	3,355,410	3,573,512	3,805,793	58,439,446	72,324,782

16.2.4              Market rating

The bonds issued on the Chilean market had the following rating at December 31, 2010:

AA +   :   By Fitch Chile

AA +   :   By Feller & Rate

16.2.5     Restrictions

The following restrictions apply to the issuance and placement of the Company’s bonds on the Chilean market in 2001 for a total of UF 3,700,000. Of that amount, UF 3,508,794.30  is outstanding:

•             Embotelladora Andina S.A. must maintain a debt level in which consolidated financial liabilities do not exceed 1.20 times the consolidated Shareholders’ Equity. For these purposes, consolidated financial liabilities will be considered to be current interest-accruing liabilities, namely: (i) Other financial liabilities, plus (ii) Other non-current financial liabilities. Total Shareholders’ Equity plus non-controlling interests will be considered consolidated Shareholders’ Equity.

•             Consolidated assets must be kept free of any pledge, mortgage or lien for an amount at least equal to 1.30 times the consolidated unsecured current liabilities of the issuer.

•             The franchise of The Coca-Cola Company in Chile, called Metropolitan Region, must be maintained and in no way forfeited, sold, assigned or transferred to a third party. This franchise is for the elaboration, production, sale and distribution of Coca-Cola products and brands according to the bottlers’ agreement or periodically renewable licenses.

•             The territory now under franchise to the Company by The Coca-Cola Company in Argentina or Brazil, which is used for the preparation, production, sale and distribution of Coca-Cola products and brands, must not be forfeited, sold, assigned or transferred to a third party, provided such territory represents more than 40% of the adjusted consolidated operating flow of the Company.

The Company was in compliance with all financial covenants at December 31, 2010; at December 31 and January 1, 2009.

16.2.6              Repurchased bonds

In addition to UF bonds, the Company holds bonds issued by itself that it has repurchased in full through companies that are integrated in the consolidation:

Through its subsidiaries, Abisa Corp S.A. (formerly Pacific Sterling). Embotelladora Andina S.A. repurchased its Yankee Bonds issued on the U.S. Market during the years 2000, 2001, 2002, 2007 and 2008. The entire placement amounted to US$350 million, of which US$200 million are outstanding and are presented after deducting the long-term liability from the other financial liabilities item.

Rio de Janeiro Refrescos Ltda. holds a liability corresponding to a US$75 million bond issue expiring in December 2012, with semi-annual interest payments. At December 31, 2010 and 2009 and January 1, 2009, those bonds were held in full by Abisa Corp S.A., (formerly Pacific Sterling). Consequently, the assets and liabilities relating to that transaction have been eliminated from these consolidated financial statements. Furthermore, that transaction has been treated as an investment by the group in the Brazilian subsidiary, so the effects of foreign exchange differences between the dollar and the functional currency of each of the entities have been charged to other comprehensive income.

16.3                        Bank taxes

These amounts are bank taxes and bonds owed by our subsidiary, Rio de Janeiro Refrescos Ltda.:

	12/31/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$
Current	1,934,529	2,299,789	3,962,017
Non-current	—	2,108,140	4,647,779
Total	1,934,529	4,407,929	8,609,796

NOTE 17 — TRADE AND OTHER CURRENT ACCOUNTS PAYABLE

Trade and other current accounts payable are detailed as follows:

Item	12/31/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$
Trade accounts payable	87,580,971	49,701,196	49,313,014
Withholdings	8,265,314	13,649,090	10,679,276
Others	9,436,050	18,951,838	19,557,391
Total	105,282,335	82,302,124	79,549,681

NOTE 18 —  PROVISIONS

18.1                        Balances

The balances of provisions recorded by the company are shown below, as of December 31, 2010; December 31 and January 1, 2009:

Description	12/31/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$
Litigation	4,328,367	4,461,153	2,901,205
Other	—	34,833	30,012
Total	4,328,367	4,495,986	2,931,217

Current	60,748	38,879	43,440
Non-current	4,267,619	4,457,107	2,887,777
Total	4,328,367	4,495,986	2,931,217

These provisions correspond mainly to provisions for probable losses due to fiscal, labor and trade contingencies based on the opinion of our legal counsel,

18.2                        Movements

Movement in the main items included under provisions is detailed as follows:

	At 12/31/2010			At 12/31/2009
Description	Litigation	Others	Total	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Initial Balance at January 1	4,461,153	34,833	4,495,986	2,901,205	30,012	2,931,217

Additional provisions	875,703	—	875,803	2,752,562	9,821	2,762,383
Increase (decrease) in existing provisions	381,875	—	381,875	29,318	—	29,318
Provision used (payment made) on account of the provision)	(1,146,574)	(34,833)	(1,181,407)	(871,587)	—	(871,587)
Reversal of unused provision	—	—	—	(1,213)	(5,000)	(6,213)
Increase (decrease) foreign exchange rate difference	(243,790)	—	(243,790)	(349,132)	—	(349,132)
Other increases (decreases)
Final Balance	4,328,367	—	4,328,367	4,461,153	34,833	4,495,986

NOTE 19 — OTHER CURRENT AND NON-CURRENT NON-FINANCIAL LIABILITIES

Other current and non-current liabilities at the end of each year are detailed as follows:

Description	12/31/2010	12/31/2009	01/01/2009
	ThCh$	ThCh$	ThCh$
Minimum dividend (30%)	10,723,669	9,339,973	11,279,813
Supplemental dividend payable	6,925,621	5,796,644	5,751,633
Funds to be disbursed to foreign shareholders	—	—	1,243,745
Deposits in guarantee	8,002,105	8,848,386	6,236,271
Share of earnings and bonds	6,635,679	6,230,506	6,582,713
Accrued vacations	6,635,265	6,154,855	5,839,183
Hedge liabilities	917,219	2,079,511	—
Other	363,190	1,352,203	5,460,961
Total	40,202,748	39,802,078	42,394,319

Current	31,879,967	30,234,814	31,532,517
Non-current	8,322,781	9,567,264	10,861,802
Total	40,202,748	39,802,078	42,394,319

NOTE 20 — NET SHAREHOLDERS’ EQUITY

20.1                        Paid-in Capital

The paid-in capital of the Company totaled ThCh$230,892,178 as of December 31, 2010, divided into 760,274,542 Series A and B shares, The distribution and differentiation of these is detailed as follows:

20.1.1              Number of shares:

Series	Number of shares subscribed	Number of shares paid in	Number of voting shares
A	380,137,271	380,137,271	380,137,271
B	380,137,271	380,137,271	380,137,271

20.1.2              Capital:

Series	Subscribed capital	Paid-in Capital
	ThCh$	ThCh$
A	115,446,089	115,446,089
B	115,446,089	115,446,089
Total	230,892,178	230,892,178

20.1.3              Rights of each series:

•                                          Series A :  Election of 6 of the 7 directors and their respective alternates.

•                                          Series B:  Receipt of 10% more of dividends than what is received by holders of Series A shares, and election of 1 of 7 directors.

20.2                        Dividend policy

According to Chilean law, cash dividends must be paid equal to at least 30% of annual net profits, barring a unanimous vote by shareholders to the contrary. If there is no net profit in a given year, the company will not be legally obligated to pay dividends from retained earnings. At the 2010 annual shareholders meeting, the shareholders authorized the board to pay interim dividends during July and October 2010 and January 2011, at its discretion.

During 2009 and 2010, the shareholders’ meeting approved an extraordinary dividend payment against the retained earnings fund in light of significant cash generation. We cannot guarantee that those payments will be repeated in the future.

Regarding Circular Letter N°1945 of the Chilean Superintendency of Securities and Insurance, the Company does not present any adjustments to be made in order to determine distributable net earnings to comply with minimum legal amounts.

Pursuant to Circular Letter N° 1,945 of the Chilean Superintendency of Securities and Insurance dated September 29, 2009, during the session held October 26, 2010, the Company’s Board of Directors decided to maintain the initial adjustments of adopting IFRS as retained earnings for future distribution.

Retained earnings at the date of IFRS adoption amounted to ThCh$19,260,703, of which ThCh$935,908 have been realized at December 31, 2010 and are available for distribution as dividends in accordance with the following:

Concept	Event realized	Amount of accumulated earnings at 01/01/2009	Realized at 12/31/2010	Amount of accumulated earnings at 12/31/2010
		M$	M$	M$
Revaluation of non-depreciating assets	Sale or deterioration	10,958,958	—	10,958,958
Foreign currency translation differences of investments in related companies	Sale or deterioration	6,393,518	—	6,393,518
Revaluation of depreciating assets	Depreciation	1,579,165	(264,582)	1,314,583
Full absorption cost accounting	Sale of products	813,885	(813,885)	—
Post-employment benefits actuarial calculation	Termination of employees	929,560	(238,543)	691,017
Deferred taxes supplementary accounts	Depreciation	(1,414,383)	381,102	(1,033,281)
Revaluation of non-depreciating assets		19,260,703	(935,908)	18,324,795

The dividends declared and paid during 2010 and 2009 are presented below:

Dividend payment date		Dividend type	Profits imputable to dividends	Ch$ per Series A Share	Ch$ per Series B Share
2011	January	Interim	2010	8.50	9.35
2010	January	Interim	2009	7.00	7.70
	April	Final	2009	11.70	12.87
	May	Additional	Retained Earnings	50.00	55.00
	July	Interim	2010	8.50	9.35
	October	Interim	2010	8.50	9.35
2009	January	Interim	2008	7.00	7.70
	April	Final	2008	14.13	15.543
	May	Additional	Retained Earnings	43.00	47.30
	July	Interim	2009	7.00	7.70
	October	Interim	2009	7.00	7.70

20.3                        Reserves

20.3.1              Legal and statutory reserves

According to Official Circular Letter No. 456 of the Chilean Superintendency of Securities and Insurance, the revaluation of paid-in capital for 2009 is presented as part of other Shareholders’ Equity reserves. This amount totaled ThCh$5,435,538 at December 31, 2009.

20.3.2              Foreign currency translation reserves

This corresponds to the translation of the financial statements of foreign subsidiaries whose functional currency is different from the presentation currency of the consolidated financial statements. Foreign currency translation differences between the receivable held by Abisa Corp S.A. and owed by Rio de Janeiro Refrescos Ltda. are also shown in this account, which has been treated as an investment in Equity Investees (associates and joint ventures). Foreign currency translation reserves are detailed below:

Description	12/31/2010	12/31/2009
	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	1,324,710	6,495,746
Embotelladora del Atlántico S.A.	(19,706,911)	(15,428,107)
Foreign currency translation differences Abisa Corp.- Rio de Janeiro Refrescos Ltda.	(3,200,224)	(1,354,797)
Total	(21,582,425)	(10,287,158)

The movement of this reserve for the fiscal years ended December 31, 2010 and December 31, 2009 is detailed as follows:

Description	12/31/2010	12/31/2009
	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	(5,171,036)	6,495,746
Embotelladora del Atlántico S.A.	(4,278,804)	(15,428,107)
Foreign exchange Rate Differences Abisa Corp. - Rio de Janeiro Refrescos Ltda.	(1,845,427)	(1,354,797)
Total	(11,295,267)	(10,287,158)

20.4                        Non-controlling interests

This is the recognition of the portion of Shareholders’ Equity and income from subsidiaries that are owned by third parties, The breakdown is as follows as of December 31, 2010:

	Non-controlling Interests
Description	Percentage %	Shareholders’ Equity	Income
		ThCh$	ThCh$
Embotelladora del Atlántico S.A.	0.0209	8,300	2,689
Andina Inversiones Societarias S.A.	0.0001	30	3
Total		8,330	2,692

20.5                        Earnings per share

The basic earnings per share presented in the statement of comprehensive income are calculated as the quotient between income for the year and the average number of shares outstanding during the same year.

The earnings per share used to calculate basic and diluted earnings per share at December 31, 2010 is detailed as follows:

	12/31/2010
Earnings per share	Series A	Series B	TOTAL
Earnings attributable to shareholders (ThCh$)	49,333,069	52,264,303	103,597,372
Average weighted number of shares	380,137,271	380,137,271	760,274,542
Earnings per basic and diluted share (in pesos)	129.78	142.75	136.26

NOTE 21 — HEDGE ASSETS AND LIABILITIES

The company held the following hedge liabilities at December 31, 2010; December 31 and January 1, 2009.

21.1                        Currency forwards for highly probable expected transactions:

At December 31, 2010, the Company had contracts to hedge the foreign exchange rate in foreign currency purchases of property, plant and equipment to be made in 2011, for a total of Th€$ 4,841. They were valued at fair value, resulting in a net loss of ThCh$913,378. Since the contracts do not meet the documentation requirements to be considered hedges under IFRS, they have been treated as an investment and the effects have been charged directly to income.

At December 31, 2010, the Company had contracts to hedge the foreign exchange rate in foreign currency purchases of property, plant and equipment to be made in 2011, for a total of ThUS$61,815. These were valued at fair value, resulting in a net loss of ThCh$485,983. Since the contracts do not meet the documentation requirements of the IFRS to be considered hedges, they have been treated as an investment and the effects have been charged directly to income.

During 2009, the Company had contracts to hedge the foreign exchange rate in foreign currency purchases of property, plant and equipment for a total of ThUS$10,483, which matured during the same year. They were valued at fair value, resulting in a net loss of ThCh$342,213. Since the contracts do not meet the IFRS documentation requirements to be considered hedges, they have been treated as an investment and the effects have been charged directly to income.

21.2                        Foreign currency forward of items recognized in the accounting:

At January 1, 2009, the Company had contracts to hedge the foreign exchange rate of foreign-currency-denominated assets totaling ThUS$32,886. Those contracts expire in the first quarter of 2009. They were valued at fair value, which resulted in a net profit of ThCh$1,039,841. Since these contracts do not meet the documentation requirements of IFRS to be treated as hedging, they have been treated as investment contracts and the effects carried directly to income.

21.3                        Forward of UF (unidad de fomento)  adjustment for items recognized in the accounting:

At December 31, 2009, the Company had contracts to hedge cash flows in Chilean pesos of financial investments denominated in Unidades de Fomento, amounting to UF 143,115, Those contracts expire in the first quarter of 2010. They were valued at fair value, which resulted in a net profit of ThCh$13,083. Since these contracts do not meet the documentation requirements of IFRS to be treated as hedging, they have been treated as investment contracts and the effects have been charged directly to income

21.4                        Raw material price swap:

At December 31, 2010 and at December 31, 2009, the Company had sugar sales contracts with the London Exchange to hedge a variable price in the supply of sugar during 2010. These contracts expired during 2010, and were accounted for at fair value.  At December 31, 2010 said contracts generated net earnings amounting to ThCh$2,121,469.  During the year ended December 31, 2009 these contracts represented a loss amounting to ThCh$2,079,511. Since these contracts do not meet the documentation requirements of IFRS to be treated as hedging, they have been treated as investment contracts and the effects have been charged directly to income

NOTE 22 — COMMITMENTS AND CONTINGENCIES

22.1                        Lawsuits and other legal actions:

The Parent Company and its Subsidiaries face litigation or potential litigation, in and out of court, that might result in material or significant losses or gains, in the opinion of the Company’s legal counsel.

Below is a summary of lawsuits and other legal actions:

1)              Embotelladora del Atlántico S.A. is a party to labor and other lawsuits:  Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$934,956. Management considers it unlikely that non-provisioned contingencies will affect the Company’s income and Shareholders’ Equity, based on the opinion of its legal counsel.

2)              Rio de Janeiro Refrescos Ltda. is involved in labor, tax and other lawsuits. The accounting provisions to cover contingencies of a probable loss in these lawsuits total ThCh$3,363,568. Management considers it unlikely that non-provisioned contingencies will affect income and Shareholders’ Equity of the Company, based on the opinion of its legal counsel.

3)              Embotelladora Andina S. A. is involved in tax, commercial, labor and other lawsuits. The accounting provisions to cover contingencies for probable losses because of these lawsuits total ThCh$29,843. Management considers it unlikely that non-provisioned contingencies will affect income and Shareholders’ Equity of the company, in the opinion of its legal advisors.

22.2           Direct guarantees and restricted assets:

Guarantees and restricted assets as of December 31, 2010 are detailed as follows:

	Provided by		Committed assets		Carrying	Balance pending payment on the closing date of the financial statements		Date of guarantee release
Guarantee in favor of	Name	Relationship	Guarantee	Type	amount	2010	2009	2011	2012
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Aduana de EZEIZA	Embotelladora del Atlántico S.A.	Subsidiary	Guarantee Insurance Policy	Export	16,303	—	—	—	—
Aduana de EZEIZA	Embotelladora del Atlántico S.A.	Subsidiary	Guarantee Insurance Policy	Import	6,967	—	—	—	—
Estado Rio de Janeiro	Rio de Janeiro Refrescos Ltda.	Subsidiary	Penora judial	Real estate	10,540,155	11,406,583	11,826,943	—	—
Poder Judiciario	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Long term asset	16,385,536	—	—	—	—
Aga	Embotelladora Andina S.A.	Parent Company	Guarantee receipt	Agreement	—	145,569	152,130	145,569	—
Serviu Región Metropolitana	Embotelladora Andina S.A.	Parent Company	Guarantee receipt	Guarantee receipt	—	2,778	2,727	2,778	—

NOTE 23 — FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group’s businesses are exposed to diverse financial risks: market risk (including foreign exchange rate risk, fair value interest rate risk and price risk). The Group’s global risk management program concentrates on the uncertainty of financial markets and tries to minimize potentially adverse effects on the financial returns of the Group. The Group uses derivatives to hedge certain risks. Below is a description of the primary policies established by the Group to manage financial risks.

Interest rate risk

As of December 31, 2010, the Company carried all of its debt at a fixed rate. Consequently, the risk of fluctuations in market interest rates as compared to the Company’s cash flows is low.

Foreign currency risk

Sales revenues earned by the Company are linked to the local currencies of countries in which it does business. The composition for this year is provided below:

CHILEAN PESO	BRAZILIAN REAL	ARGENTINE PESO
33%	46%	21%

Since the Company’s income is not tied to the U.S. Dollar, the policy of managing that risk, meaning the gap between assets and liabilities denominated in that currency, has been to hold financial investments in dollar—denominated instruments for at least the equivalent of the liabilities denominated in that currency.

Additionally and depending on market conditions, the Company’s policy is also to make foreign currency hedge contracts to reduce the foreign exchange rate impact on cash outflows expressed in American dollars, corresponding mainly to payments made to raw material suppliers.  In accordance with the percentage of raw material purchases that are indexed to the US Dollar, if the currencies were to devalue by 5% in the three countries where the Company operates, it would generate a decrease in income of ThCh$5,498,365.

The exposure to conversion differences of subsidiaries abroad (Brazil and Argentina), because of the difference between monetary assets and liabilities, i.e., those denominated in a local currency and consequently exposed to foreign currency translation risk from translation from their functional currency to the presentation currency of the consolidated statements, is only hedged when it is predicted that material adverse differences could occur and when the cost associated with such hedging is deemed reasonable by the management.  In terms of income and the current scenario, where the appreciation of the Chilean peso with respect to the U.S. dollar is almost the same as the appreciation of the Brazilian real with respect to the U.S. Dollar, there is currently no significant difference upon translation of these two currencies.  On the other hand, the existence of a devaluation process of the Argentine peso with respect to the U.S. dollar and thus to the Chilean peso, which is in the process of appreciation, originates negative effects on income.  If the Argentine peso were to devalue 5% more than it did during the year against the U.S. dollar, considering a 5% higher appreciation of the Chilean peso than what occurred during the year, the negative effect on income would have been ThCh$ 2,229,886.  On the other hand, in terms of shareholders’ equity, this same scenario would cause the rest of the conversion of asset and liability accounts to result in a shareholders’ equity decrease of ThCh$2,654,409.

Commodities risk

The Company faces a risk of price fluctuations in the international markets for sugar, aluminum and PET resin, which are inputs required to produce beverages and, as a whole, account for 35% to 40% of operating costs. Procurement and anticipated purchase contracts are made frequently to minimize and/or stabilize this risk when market conditions warrant. Commodity hedges have also been used.  The probable effect on these financial statements if there was a 5% increase in the prices of raw materials would be an approximate income decrease of ThCh$6,929,718.  In order to minimize and/or stabilize this risk, we frequently enter into anticipated purchase and supply agreements when market conditions are favorable.  We have also used commodity hedge agreements.

NOTE 24 — OTHER OPERATING INCOME

Other operating income is detailed as follows as of December 31, 2010 and December 31, 2009:

	01/01/2010	01/01/2009
Description	12/31/2010	12/31/2009
	ThCh$	ThCh$
Gain on disposal of property, plant and equipment	548,111	241,429
Adjustment judicial deposit (Brazil)	450,299	442,683
Other	119,469	13,701
Total	1,117,878	697,813

NOTE 25 — OTHER MISCELLANEOUS OPERATING EXPENSES

Other miscellaneous operating expenses are detailed as follows at December 31, 2010 and 2009:

	01/01/2010	01/01/2009
Description	12/31/2010	12/31/2009
	ThCh$	ThCh$
Tax on bank debits	2,966,852	2,459,110
Contingencies	1,257,579	831,048
Non-operating fees	1,656,515	823,649
Loss on the sale of property, plant and equipment	470,459	52,215
Donations	862,307	—
Others	562,112	628,129
Total	7,775,824	4,794,151

NOTE 26 — FINANCE INCOME AND COSTS

Finance income and costs break down as follows at December 31, 2010 and 2009:

a)              Finance income

	01/01/2010	01/01/2009
Description	12/31/2010	12/31/2009
	ThCh$	ThCh$
Interest income	2,451,808	3,235,546
Other interest income	924,330	716,236
Total	3,376,138	3,951,779

b)              Finance costs

	01/01/2010	01/01/2009
Description	12/31/2010	12/31/2009
	ThCh$	ThCh$
Bond interest	5,022,931	5,272,873
Bank loan interest	1,079,806	565,953
Other interest costs	1,299,094	2,284,678
Total	7,401,831	8,123,504

NOTE 27 — OTHER INCOME/ EXPENSES AND ADJUSTMENTS

Other gains and losses as of December 31, 2010 and 2009 are presented below:

	01/01/2010	01/01/2009
Description	12/31/2010	12/31/2009
	ThCh$	ThCh$
Adjustment of judicial deposits (Brazil)	—	2,435,639
Derivative transactions	722,108	(1,368,800)
Property, plant and equipment write-off due to change of production facility	(416,618)	—
Insurance deductible and donations due to earthquake	(620,512)	—
Other non-operating income	(169,619)	(392,666)
Total	484,641	674,173

NOTE 28 — THE ENVIRONMENT

The Company has made disbursements totaling ThCh$2,071,283 for improvements in industrial processes, equipment to measure industrial waste flows, laboratory analyses, consulting on environmental impacts and other studies.

These disbursements by country are detailed as follows:

	2010 Fiscal Year		Future commitments
Country	Imputed to expenses	Imputed to property, plant and equipment	Imputed to expenses	Imputed to property, plant and equipment
	ThCh$	ThCh$	ThCh$	ThCh$

Chile	28,957	242,072	150	19,337
Argentina	337,742	—	447,911	378,673
Brazil	1,424,835	37,677	298,664	—
Total	1,791,534	279,749	746,725	398,010

NOTE 29 — SUBSEQUENT EVENTS

No financial or other matters have occurred between the end of the year and the date of preparation of these financial statements that could significantly affect the assets, liabilities, and/or results of the Company.